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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

April 12, 2018

VIA EDGAR AND
FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Era Anagnosti

Lory Empie

Stephen Kim

Re:	INX Limited Draft Registration Statement on Form F-1 Filed January 11, 2018 CIK No. 0001725882

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 23, 2018, relating to the Company’s Registration Statement on Form F-1 confidentially submitted to the Commission on January 11, 2018.

The Company is concurrently submitting confidentially via EDGAR Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form F-1, marked to show changes from the Draft Registration Statement on Form F-1 confidentially submitted to the Commission on January 11, 2018.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, including any presentation materials, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: At this time, there are no written communications or presentation materials that the Company or anyone authorized by the Company has presented to any potential investors. To the extent that any such written communications are presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide copies of such materials to the Staff.

2.	We note your disclosure on page 2 that you intend to relocate your principal office to New York, NY after the INX Exchange becomes fully operational, which you estimate will be in the first half of 2019. We also note disclosure starting at the end of page 1 that one of your U.S. subsidiaries intends to register as a broker-dealer and as an alternative trading system with FINRA and the other U.S. subsidiary intends to register as a designated contract market and swap execution facility with the CFTC. Please provide us with a legal analysis demonstrating that you are currently an eligible foreign private issuer as the term is defined in Securities Act Rule 405. If you currently fit such definition, please disclose how and when administering the business principally in the U.S., among other things, may impact your status as a foreign private issuer and the resulting changes to your reporting obligation and accounting standards.

Response: As a threshold matter, in order to be a “foreign private issuer” under Rule 405, an issuer must be a “foreign issuer.” Because the Company is a private company limited by shares incorporated under the laws of Gibraltar, it is a “foreign issuer.”

Next, under Rule 405, there are two tests to determine whether a foreign issuer qualifies as a foreign private issuer: the first relates to the relative degree of its U.S. share ownership, and the second relates to the level of its U.S. business contacts.  In the first test, a foreign issuer will qualify as a foreign private issuer if 50% or less of its outstanding voting securities are owned of record by U.S. residents. In the second test, a foreign issuer will qualify as a foreign private issuer if more than 50% of its outstanding voting securities are owned of record by U.S. residents and none of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents; (ii) more than 50% of the issuer’s assets are located in the U.S.; or (iii) the issuer’s business is administered principally in the U.S. Importantly, if a foreign issuer determines that 50% or less of its outstanding voting securities are owned of record by U.S. residents, it would qualify as a foreign private issuer and it need not consider the second test relating to business contacts.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Pursuant to Rule 405, in the case of a new registrant, the determination of whether an issuer is a foreign private issuer is to be made as of a date within 30 days prior to the issuer’s filing of an initial registration statement under the Securities Act of 1933. Currently, less than 50% of the Company’s outstanding voting securities are owned of record by U.S. persons. The Company does not anticipate any changes in its ownership between now and the measurement date for foreign private issuer status that would increase ownership of U.S. persons above 50%. Therefore, on such measurement date, the Company will qualify as a foreign private issuer.

Moreover, due to the nature of the security being offered, the issuance of INX Tokens in the initial public offering is not going to increase the number of voting securities outstanding and thereby potentially reduce the percentage of voting securities held by non-U.S. residents, and the Company does not expect a change in the percentage of voting securities held by non-U.S. residents in the foreseeable future. Consequently, the Company expects to continue to qualify as a foreign private issuer following the initial public offering.

Nevertheless, we have revised the risk factor on page 24 of Amendment No. 1, “We are a ‘foreign private issuer’ and we cannot be certain if the reduced reporting requirements applicable to foreign private issuers will make the owning Tokens less attractive to investors” to clarify that given our planned U.S. business activities, we could lose our foreign private issuer status should more than 50% of our outstanding voting securities be owned of record by residents of the U.S. and that such a change in status would affect our reporting obligations and accounting standards.

3.	To better understand the offering process for the INX Tokens pursuant to this registration statement, please provide us with a diagram or a detailed explanation illustrating the process, starting from the initial issuance of the digital securities to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. Please include a detailed explanation of the role of each participant in the process, including but not limited to, the issuer, A-Labs Finance and Advisory Ltd. (“A-Labs”), and any broker-dealers you may engage. Tell us whether you anticipate the involvement of a registered clearing agency or registered transfer agent at any stage of the process.

Response: In response to the Staff’s comment and to help the Staff better understand the offering process for the INX Tokens pursuant to the Form F-1, we are providing the Staff with a supplemental flow chart attached as Appendix I to this letter.

In addition, we are providing the following detailed explanation illustrating the process, starting from the initial issuance of the INX Tokens to the recording of each trade in the distributed ledger, as well as the clearance and settlement process. We note that we have made significant adjustments to the structure of the INX platform since our initial filing; we believe that our current structure enhances the security and transparency of our platform to the benefit of INX Token holders and INX Exchange participants.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

General

With the view of securities regulation in mind, our main goal is to provide a solution to the challenge of anonymous token ownership. Anonymous token ownership takes place when token transfers circumvent the “know your customer” and anti-money laundering (“KYC/AML”) processes by operating outside a regulated ecosystem. By way of example, most blockchain assets that are currently in the market can be withdrawn from a trading platform to an offline or “cold storage” device where ownership of that blockchain asset can be transferred without any documentation, monitoring or regulation. This allows for sellers of the blockchain asset to deliver it to purchasers that have not undergone proper KYC/AML procedures.

The ability to complete such transfers makes it impossible to keep track of the ownership of blockchain assets and opens a door to money laundering and a range of other criminal activities.

To address this concern, we have decided to develop a unique methodology is intended to ensure complete regulatory control, documentation and regulation over token ownership transfers.

The INX Token is ERC20 compliant and utilizes the Ethereum blockchain as its distributed ledger. The INX Token ledger serves the following two functions:

1.	It is the holding repository of the INX Tokens
2.	It is a decentralized and public registry of INX Tokens ownership (the “INX Registry”)

The INX Registry function of the distributed ledger is intended to provide the solution against anonymous ownership of INX Tokens. The key principles of the INX Registry are that it will:

1.	be native to the Ethereum Blockchain ecosystem under the ERC20 protocol;
2.	provide current and historical records of ownership and transfer;
3.	collect and maintain sufficient information such that regulators may perform audit functions on the INX Tokens; and
4.	establish and maintain, through the entire life cycle of an INX Token, the same regulatory integrity with complete transparency and control over ownership, transfers and tracking.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Onboarding and Requests to Purchase INX Tokens

Once our offering of INX Tokens receives the requisite regulatory approvals, the Company will make available a web-based portal where potential investors may apply for an online account used exclusively for the purchase of INX Tokens (a “Purchasing Account”). The onboarding process for creating a Purchasing Account will be conducted in the same manner and use the same KYC/AML procedures and other credential requirements applicable when onboarding customers to an online brokerage account.

We anticipate that the process for onboarding and creating a Purchasing Account will take up to 30 days. An investor’s request to create a Purchasing Account and purchase INX Tokens will be rejected if the investor does not comply with the Company’s KYC/ AML procedures.

Upon completion of the KYC/ AML procedures, Company approval of the customer and the creation of a Purchasing Account, a potential investor may place an order for a specific quantity of INX Tokens by executing the INX Token Purchase Agreement and submitting an executed agreement and payment of the corresponding purchase price. The INX Token Purchase Agreement sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder. We have included a form of the INX Token Purchase Agreement as an exhibit to Amendment No. 1.

The funds submitted as payment for the INX Tokens will be deposited in the Company’s segregated bank account specifically established for the Offering (the “Investor Account”). Once the investor’s INX Token Purchase Agreement has been reviewed by the Company and deemed complete and the funds are received and accepted in the Investor Account, the investor and the Company will be committed, subject to the terms of the INX Token Purchase Agreement, to the purchase and sale of INX Tokens in the quantity as indicated by the investor in the INX Token Purchase Agreement. The investor will not be able to withdraw the funds except as provided in the INX Token Purchase Agreement. If an investor’s request to purchase INX Tokens is rejected for any reason, any funds submitted by such investor will be returned without interest or deduction.

Minimum Offering Requirement and Closing

The Company will not sell and will not transfer any INX Tokens until the proceeds from committed purchases of the INX Tokens exceeds $5,000,000, which the Company has set as a minimum offering requirement for the Offering. Pending satisfaction of the minimum offering requirement, all subscription payments will be held in the Investor Account. If the Company does not meet the minimum offering requirement within one year from the effective date of the Form F-1 (or such shorter period as may be determined by the Company in its sole discretion), the Company will promptly return all funds in the Investor Account without interest thereon or deduction therefrom, and the Company will terminate the Offering.

If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases. The Company will credit each investor’s Purchasing Account with the quantity of INX Tokens as indicated in such investor’s INX Token Purchase Agreement. Funds in the Investor Account will be transferred to the Company’s operating account to fund the Company’s operations. We will act as our own transfer agent.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

INX Token Distributed Ledger

Upon the issuance of INX Tokens, the ownership of such INX Tokens will be recorded as data embedded into the Ethereum blockchain. Ownership identifiers as published in the INX Registry will be encrypted and anonymized.

The INX Registry will hold information regarding the ultimate beneficial ownership of each INX Token as well as historical data regarding ownership and transfers of ownership with direct reference to the beneficial owners’ KYC/AML records. The only way to transfer of ownership of INX Tokens will be through the change of ownership recorded on the INX Registry. This will ensure that no transaction or trade or transfer of INX Tokens goes without monitoring, record keeping and compliance with KYC/AML requirements.

Embedding ownership data into the Ethereum blockchain allows the Company to take advantage of the direct benefits offered by the technological nature of blockchain:

1.	All such ownership information will be tamper proof;
2.	All ownership information will be publicly available;
3.	The INX Registry can be audited by providing a special auditor key; and
4.	The INX Registry, and subsequently the INX Tokens, can be migrated to future developments of the Ethereum blockchain

Investors will be able to view and validate their personal INX Tokens balance via a Purchasing Account or via a public view of the INX Registry using Ethereum-based viewers.

In all circumstances, the Company (and later INX Services Inc. which will be a licensed Broker Dealer and ATS operator) will have sole control over the INX Registry and the recording of ownership of the INX Tokens. The Company will generate keys as necessary to record transactions on the INX Registry. Those keys will be stored with the Company and will be used under the Company’s supervision to authenticate purchases (and subsequent trades) of the INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Trading and Secondary Market for INX Tokens

The Purchasing Account will not allow for trading or otherwise disposing of ownership of the INX Tokens. Trading of the INX Token on the INX Exchange will be made available after the INX Exchange has been launched and purchasers have opened an online account on the INX Exchange (a “Trading Account”). Thus, investors purchasing the INX Tokens in the Offering may be required to hold purchased INX Tokens until the INX Exchange has obtained all required regulatory licenses for its lawful operation.

INX Services, Inc., a wholly-owned subsidiary which we intend to register as a broker-dealer and as an alternative trading system (“INX Services”), will operate the INX Exchange trading system, consisting of the Company’s proprietary software and servers that connects with a user interface comprising the Trading Account. Customers will be able to initiate trades out of their Trading Account after supplying login credentials.

Upon the initiation of the INX Exchange, Purchasing Accounts and account balances will be credited to the balance of new Trading Accounts.

For potential investors who did not create a Purchasing Account, the onboarding process for creating a new Trading Account will be similar to the process for creating a Purchasing Account in that it will also be conducted in compliance with KYC/AML procedures and other credential requirements. An investor’s request to create a Trading Account will be rejected if the investor does not comply with the Company’s KYC/ AML requirements. All Purchasing Accounts and Trading Accounts will reflect the individual investor balances from the INX Registry and will therefore always offer the correct and most up to date balance of INX Tokens.

The Company plans to streamline the clearance and settlement process for securities trades. The Company intends that INX Services will be a self-clearing broker-dealer, which is not required to register as a clearing agency. Upon the allocation of new INX Tokens or periodically after trades of INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens in the INX Registry. As such, the Company will act as its own transfer agent.

A-Labs Retention

We have entered into a selling agreement with A-Labs Finance and Advisory Ltd. pursuant to which A-Labs will promote this offering to non-U.S. persons only, and will receive a commission based on sales of INX Tokens to non-U.S. persons only. The material terms of our agreement with A-Labs have been added under “Selling Agents and Expenses” on page 82 of Amendment No. 1. In addition, we reserve the right to engage broker-dealers who are FINRA members to participate in the offer and sale of our INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

4.	Under the “Plan of Distribution” disclosure on page 70 you state that you intend to use “an online platform at the domain name www.inx.exchange … to provide technology tools to allow for the sale of Tokens pursuant to this offering.” Please disclose whether the platform is currently operational, and if it is not, please disclose how the sale of the currently outstanding 17,626,562 tokens (“Original Token Issuance”) was facilitated. Please also disclose what exemption from the registration requirements of Section 5 of the Securities Act you relied upon in connection with the Original Token Issuance and briefly summarize the facts in support of this exemption. Please provide us supplementally with any offering materials such as a private placement memorandum you used in connection with the offering of the Original Token Issuance.

Response: As stated in our response to your Comment #3, the Company will make available a web-based portal where potential investors may apply for an online account used exclusively for the purchase of INX Tokens (a “Purchasing Account”). This web-based portal and online account (as referenced on page 81 of the Registration Statement) is currently under development and we anticipate its completion by April 30, 2018.

As of the date of this letter, we have issued 17,626,562 INX Tokens through our Original Token Issuance. The Company has also committed to issue additional INX Tokens as a function of the issue price of the INX Tokens in the Offering. See our response to your Comment #43 for more details. No private placement memorandum or other offering materials were provided in connection with the Original Token Issuance.

The Original Token Issuance has been conducted pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with Regulation S and Rule 506(b) of Regulation D, each rule promulgated under the Securities Act. All of the purchasers of the INX Tokens were non-U.S. Persons, as such term is used in Regulation S, or U.S. Persons who are “accredited investors” as such term is defined in Regulation D. With respect to the sales made to non-U.S. Persons (i) such sales were made in Offshore transactions (as such term is defined in Rule 902), (ii) no Directed Selling Efforts (as such term is defined in Rule 902) were made, and (iii) the conditions set forth in Rule 903(b)(1)(i) was satisfied. The balance of currently outstanding Tokens issued to U.S. Persons was issued to pursuant to Rule 506(b) to accredited investors. These include INX Tokens issued to: Ms. Naor, who is an executive officer of the Company and therefore an accredited investor of the Company; Mssrs. Silbert and Crossley, who are directors of the Company and therefore accredited investors of the Company; and other accredited investors whose net worth (or joint net worth with spouse, but excluding the value of any primary residence) exceeded $1,000,000 at the time of purchase.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

5.	We note that you expect to sell INX Tokens to accredited investors and non-U.S. persons (“Pre-Sale Investors”) through private placements concurrent with and “ending on the effectiveness of this registration statement.” Please explain how these offers and sales to Pre-Sale Investors after your registration statement has been filed will comply with Section 5 of the Securities Act as well as the specific subsection of Rule 506 on which you will rely. Please also tell us how the restrictive legend that is required pursuant to Rule 502(d)(3) will be reflected on the INX Tokens sold to Pre-Sale Investors and how the restrictive legend can be removed. Please also tell us whether you will disclose the price and the number of INX Tokens you will sell to Pre-Sale Investors prior to the effectiveness of the registration statement, and if not, explain why this information would not be material to an investment decision.

Response: At this time, the Company does not intend to conduct a private placement to Pre-Sale Investors as originally envisioned in the draft Form F-1; Amendment No. 1 has been revised accordingly.

The Company complies with Rule 502(d) by maintaining sole control over the its distributed ledger and the recording of ownership of the INX Tokens. Thus, no transfers may occur without the Company recording such transfer on the ledger. The Company plans to restrict transfers of INX Tokens issued pursuant to the Original Token Issuance until the transfer restrictions on such securities have expired or the securities are registered for resale under the Securities Act.

We plan to disclose the price and the number of INX Tokens issued in the Original Token Issuance under the heading “Item 7. Recent Sales of Unregistered Securities” in amendments to the Form F-1. All issuances that occur prior to the effectiveness of the registration statement will be disclosed in an amendment to Form F-1 filed prior to the effectiveness of the registration statement.

6.	We note disclosure on page 68 stating that you anticipate registering the resale of the Pre-Sale Investor’s INX Tokens “[s]imultaneous[ly] with or shortly after the effectiveness” of this registration statement. Please explain the reasons why rather than selling through this registered offering, you will conduct a separate concurrent private placement and file another registration statement for the resale, about the same time the instant registration statement may be declared effective. Please tell us whether you have engaged in discussions and/or have received indications of interest in connection with the private placement. Given the anticipated timing of the filing of the resale registration statement, please provide us with a detailed legal analysis demonstrating why the tokens to be sold to the Pre-Sale Investors have come to rest in their hands, and that the Pre-Sale Investors are not acting as a conduit for a wider public distribution. Please add risk factor disclosure addressing how the concurrent private placement may impact the IPO investors, including, but not limited, to an offering price differential.

Response: As indicated above, the Company does not currently intend to conduct a private placement to Pre-Sale Investors. The Registration Statement has been modified to reflect this change in intention.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

7.	We note there is likely to be a substantial disparity between the public offering price of the INX Tokens and the effective cash cost of the tokens already issued to directors, officers, or affiliated persons. Please include a comparison of the contribution in the proposed public offering and the effective cash contributions of the public investors and disclose the amount and percentage of immediate dilution resulting from the offering.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 29 of Amendment No. 1, subject to pricing of the INX Token:

The following table summarizes, on a pro forma as adjusted basis as of [ ], 2018, the differences between existing INX Token holders and the investors purchasing under this offering with respect to the number of INX Tokens purchased from us (assuming that all of the INX Tokens offering in this offering are purchased), the total consideration paid and the average price per INX Token paid before deducting the estimated offering expenses.

	INX Tokens Purchased			Total Consideration			Average Price Per
	Number	Percent		Amount	Percent		INX Token
Existing INX Token holders*			%	US$		%	US$
New investors	130,000,000		%	US$		%	US$
Total			%	US$		%

Prospectus Cover Page

8.	Please expand disclosure at the end of the first paragraph to state that following the development of the INX Exchange, the INX Token holders will have the right to use them as payment for exchange transaction fees at a discount, or to post collateral on the INX Exchange at a more favorable ratio than other forms of collateral.

Response: In Amendment No. 1, the Company has clarified that the discount for use of INX Tokens as payment for exchange transaction fees is a promotional incentive that the Company intends to implement as part of the terms and conditions for use of the INX Exchange. The value and percentage of the discount may be changed at the sole discretion of the INX Exchange, with reasonable notice to INX Token holders and participants on the INX Exchange.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Further, the Company has removed disclosure that the Company intends that INX Tokens posted as collateral on the INX Exchange will receive a more favorable ratio than other forms of collateral.

The Company has added disclosure that it intends that a portion of collateral deposited with the INX Exchange to cover short positions must consist of INX Tokens. The Company intends that such a requirement will be implemented as part of the terms and conditions for use of the INX Exchange and that the proportion of collateral required to consist of INX Tokens will be subject to change at the sole discretion of the INX Exchange.

In response to the Staff’s comment (including you Comment #11), we have added the following underlined disclosure on the Prospectus Cover Page of Amendment No. 1:

This is our initial public offering. We are offering 130,000,000 INX Tokens, (the “INX Tokens” or “Tokens”). Each INX Token will entitle its holder to a pro rata distribution of 20% of our annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes and excluding any cash proceeds from an initial sale by the Company of an INX Token. The distribution is payable on an annual basis. In addition, the INX Token may be used or exercised as a form of payment for transaction fees on the INX Exchange. See “Description of INX Tokens.”

9.	Please disclose here that the offering will terminate upon the earlier to occur of: (i) the sale of all of the 130,000,000 tokens being offered, or (ii) 365 days after this registration statement is declared effective. In addition, please disclose that this continuous offering has no minimum number of tokens that must be sold and that you will have immediate access to investor funds. Please refer to Item 1 of Form F-1 and Item 501(b)(8) of Regulation S-K for guidance.

Response: The Company no longer intends to conduct a continuous offering that has no minimum offering amount and no minimum number of INX Tokens that must be sold. In Amendment No. 1, the Company has included additional disclosure that the offering is subject to a minimum offering amount of $5,000,000.

In response to the Staff’s comment, we have added the following underlined disclosure on the Prospectus Cover Page of Amendment No. 1:

We will not complete the sale of any INX Tokens unless we raise gross offering proceeds of $5,000,000 from this offering within one year from the date of this prospectus, which we refer to as the minimum offering requirement. See “Plan of Distribution.” Pending satisfaction of this condition, all subscription payments will be placed in a segregated bank account specifically established for this offering (the “Investor Account”). If the Company meets the minimum offering requirement, then the Company will conduct a closing of the committed purchases and the funds from such purchases will be made immediately available to fund the Company’s operations. If we do not meet the minimum offering requirement within one year from the date of this prospectus, we will promptly return all funds in the Investor Account without interest or deduction, and we will terminate this offering. If we meet the minimum offering requirement we will continue our public offering that will terminate upon the earliest to occur of: (i) the sale of all of the 130,000,000 INX Tokens being offered, (ii) 365 days after this registration statement is declared effective, or (iii) such shorter period as may be determined by the Company in its sole discretion.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

10.	Please quantify your net offering proceeds pursuant to Item 501(b)(3) of Regulation S-K. In this regard we note that you may engage broker-dealers paying commissions up to 7% of the gross proceeds, as well as your Engagement Agreement with A-Labs providing for a $500,000 payment contingent upon A-Labs’ selling at least $10 million worth of INX Tokens to third parties in this offering. Please disclose the material terms of your agreement with A-Labs under “Selling Agents and Expenses” on page 70.

Response: In response to the Staff’s comment, net offering proceeds will be quantified on the front cover page of the prospectus once we have completed the pricing of the Offering. For purposes of this disclosure, we will assume that 100% of the INX Tokens sold in this offering will be sold to non-U.S. persons, which would entitle A-Labs to a commission based on 100% of the gross proceeds received by us in this offering. In addition, A-Labs will receive a payment of $500,000 based on the Company selling at least $10 million worth of INX Token for non-broker services provided. For additional background, see our response to your Comment #58. Further, disclosure of the material terms of the agreement with A-Labs has been added under “Selling Agents and Expenses” on page 82.

11.	Please revise your reference to 20% of your “annual net cash flow from operating activities” consistent with your disclosure on page 66 that this amount will be adjusted to exclude the proceeds from the initial sales of any INX Token and calculated based on other material adjustments to your net cash flow from operating activities. Make corresponding revisions throughout your prospectus.

Response: In response to the Staff’s comment, references to “annual net cash flow from operating activities” have been revised to include disclosure that this amount will be adjusted to exclude the proceeds from the initial sales of the INX Token and will be calculated based on other material adjustments to our net cash flow from operating activities throughout the prospectus.

For additional detail regarding our disclosure on the Prospectus Cover Page, see our response to your Comment #8.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

12.	Please disclose that you have received a going concern opinion, and since your offering has no minimum requirement, you may be unsuccessful in raising $9 million, the amount you estimate would be required to fully fund your three Phases of development. In this regard, we note your disclosure on page 38.

Response: As stated in our response to your Comment #9, the Company no longer intends to conduct a continuous offering that has no minimum offering amount and no minimum number of INX Tokens that must be sold. In Amendment No. 1, the Company has included additional disclosure that the offering is subject to a minimum offering amount of $5,000,000.

In response to the Staff’s comment, we have added the following underlined disclosure on the Prospectus Cover Page of Amendment No. 1:

In their report dated April 12, 2018 our independent auditors stated that our financial statements for the period ended December 31, 2017 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern.

Prospectus Summary

Overview, page 1

13.	We note your disclosure on page 8 that “the balance” of your net proceeds “will be used to establish and capitalize a cash reserve fund for the INX Exchange.” Please add appropriate risk factor disclosure to acknowledge that you do not currently have any cash reserves, that you cannot guarantee you will have any material amount of cash reserves given that there is no minimum offering amount, and that you intend to use your initial net proceeds for development and operation of the INX Exchange. Please also revise disclosures throughout the prospectus to remove or modify the references of a “significant” cash reserve for the reasons cited above.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 16 of the “Risk Factors” section of Amendment No. 1:

We may be unable to raise sufficient funds to establish a cash reserve fund that meets regulatory requirements. Further, our commitment to maintain a cash reserve fund and other regulatory requirements may limit our profits and our ability to make distributions to Token holders.

Our plan is to establish a cash reserve fund to facilitate coverage of our clearing house and settlement operations. We intend that a portion of the proceeds raised by this offering will be used to fund the cash reserve fund.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

However, we do not currently have any cash reserves. In addition, we intend to use approximately $18 million from the initial net proceeds from this offering for the operation of the INX Exchange, including continued development of the INX Exchange, marketing and improvement of security measures. This offering is subject to a minimum offering amount of $5,000,000 and we may close on committed purchases and gain access to committed funds at any time after we meet our minimum offering amount. Therefore, we cannot guarantee that we will have any material amount of cash reserves after the completion of this offering.

Any deficiencies in our cash reserve fund may require us to make additional payments into the cash reserve fund. Amounts reserved or released from the fund will be used to cover losses and cannot be used to develop the company and its business. In addition, our ability to withdraw capital from the cash reserve fund may be subject to regulatory restrictions. We may become subject to capital requirements in the United States or other foreign jurisdictions in which we may enter.

This may impact profits and cash flows of the Company and reduce the total amount that is returned to Token holders. Such regulations may require us to accumulate capital reserves in our subsidiaries which could limit our ability to develop our business processes or to disburse funds to our INX Token holders. If we fail to maintain the required levels of capital, we may be required to suspend our broker-dealer operations during the period that we are not in compliance with capital requirements.

If our capital reserves, including the cash reserve fund, are insufficient to meet internal or regulatory requirements, or if they are insufficient to cover our future liabilities, we may be required to raise additional capital. Any one or all of these outcomes may have a material effect on our business.

As stated in our response to your Comments #9 and #12, the Company no longer intends to conduct a continuous offering that has no minimum offering amount and no minimum number of INX Tokens that must be sold. In Amendment No. 1, the Company has included additional disclosure that the offering is subject to a minimum offering amount of $5,000,000.

In addition, disclosures throughout Amendment No. 1 have been revised to remove references to a “significant” cash reserve.

14.	Please expand disclosure at the end of the second paragraph to describe how you will offer investors liquidity through this alternative trading system.

Response: The Company does not intend to offer liquidity for blockchain assets traded on the INX Exchange by acting as a market participant (e.g. buying and selling blockchain assets). Instead, the Company plans to develop the INX Exchange as a regulated trading platform for blockchain assets, operated by INX Services, which we intend to register as a broker-dealer and ATS.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

In response to the Staff’s comment, we have added the following underlined disclosure on page 1 of Amendment No. 1:

Through the INX Exchange, a regulated trading platform, the Company intends to facilitate a market for blockchain assets, including security tokens. The INX Exchange will utilize established practices common in other regulated financial services markets, such as traditional trading, clearing, and settlement procedures, regulatory compliance, capital and liquidity reserves and operational transparency. The INX Exchange will offer opportunities for peer-to-peer trading via web portal and application programming interface (“API”) solutions. In order to facilitate liquidity and support a vibrant trading market on the INX Exchange, we intend to offer promotional discounts for high volume traders to attract market makers.

15.	We note that you will accept INX Tokens to pay INX Exchange transaction fees. Please disclose whether tokens received in payment of transaction fees will constitute treasury securities and whether they will be canceled or remain outstanding. We note that 200 million tokens have been created and there is no means of creating new INX Tokens.

Response: INX Tokens received in payment of transaction fees will remain outstanding; the Company does not currently have plans to cancel any of the INX Tokens. As a matter of Gibraltar law, the concept of treasury securities does not exist. Until reissued, the INX Tokens used in payment of transaction fees will be held by INX Services and will not participate in any distributions made to the other holders of INX Tokens, including distributions made upon liquidation of the Company.

Industry Overview

Background and Current Market, page 2

16.	Please balance your disclosure on the growth of blockchain assets by addressing their recent and historic volatility. In this regard, while you disclose that “blockchain assets had a total market capitalization of over $570 billion” as of December 31, 2017, prominent news outlets reported that this market capitalization fell by more than $100 billion in a single day, on January 8, 2018.

Response: In response to the Staff’s comment, the disclosure of the market for blockchain assets has been revised to describe the recent and historic volatility of blockchain assets, including recent drops in aggregate market capitalization.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

We have amended page 2 of the “Prospectus Summary” section and page 40 of the “Business” section of Amendment No.1 to include the following underlined disclosures:

Blockchain assets, also known as “tokens” or “coins,” have experienced rapid growth mixed with dramatic volatility since being first introduced in 2009 with the launch of Bitcoin. For example, on December 31, 2017, total market capitalization for all blockchain assets was over $570 billion. In early January 2018, total market capitalization of blockchain assets shot up to approximately $835 billion before crashing by more than $100 billion in 24 hours on January 8, 2018. As of February 28, 2018, blockchain assets had a total market capitalization of approximately $448 billion.

Our Solution…, page 4

Robust Pre-Trade and Post-Trade Services, page 4

17.	Please explain how “you will obtain liquidity through other ATSs or through direct sales.” [emphasis added] Please identify and materially describe the ATSs you anticipate using, disclosing also whether they are located in the US or internationally, and whether or not they are registered as broker-dealers. Furthermore, please explain how your plan to obtain liquidity aligns with your “Fixed Rates; Arbitrage Prevention” disclosure on the following page stating that you “will not act as a market maker” nor will you engage in “proprietary trading.”

Response: In response to the Staff’s comment, the Company has revised the description of our pre-trade and post-trade services to remove the reference to providing “liquidity through other ATSs or through direct sales.” As stated in our response to your Comment #14, the Company plans to offer liquidity by providing a regulated trading platform that will allow market participants to trade blockchain assets, including those that meet the definition of a security.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Historical Trading Record, page 4

18.	On page 3 you disclose that regulatory agencies cannot effectively monitor transactions because most blockchain asset exchanges do not present the entire history of trades to exchange participants in a manner that would be requested by a regulator. Please disclose whether your implementation of KYC/AML procedures would render clients’ historical trading records accessible by a regulator when requested. Otherwise, please explain how you anticipate providing this information.

Response: As a prerequisite to opening an account for trading on the INX Exchange, our customers must complete all KYC/AML procedures and other credential requirements. A customer’s request to create an account on the INX Exchange will be rejected if the investor does not comply with the Company’s KYC/ AML verification requirements.

The Company intends to record and maintain full historical trade data of trades executed on the INX Exchange. The Company plans to make these records available to regulators as required pursuant to applicable laws and regulations.

We note however, the Company will not necessarily have trade data with regard to a clients’ historical trading activity conducted on other platforms. In the instance that a customer transfers an account to the INX Exchange from another platform, the Company intends that a request will be made to the prior platform for the trade history of the client. However, there can be no guarantee that any other trading platform will record, maintain or make available such client transaction history.

Our Solution…, page 4

19.	Please disclose how your KYC/AML procedures will enable you to “verify the legitimate origin of funds in a trade” which current blockchain asset exchanges are unable to accomplish, partly due to “Lack of Regulation” as discussed on page 3. Please also revise your disclosure to clearly state whether the KYC/AML procedures will be in place at the time of the offering, and whether the holders of currently outstanding tokens have provided you with KYC/AML proper documentation. In this regard, it is unclear from the reading of your disclosures whether the KYC/AML procedures will be implemented at the time the INX Exchange becomes operational, or prior to the issuance of the INX Tokens in this offering.

Response: The Company and INX Services will comply with the KYC/AML requirements mandated by the Bank Secrecy Act and PATRIOT Act. As stated in our response to your Comments #3 and #18, purchasers of the INX Tokens and customers of the INX Exchange must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens or trading of the INX Tokens or any other security.

We have amended page [4] of the “Prospectus Summary” section and page 37 of the “Business” section of Amendment No.1 to include the following underlined disclosures.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

We believe that regulatory oversight of the INX Exchange, which we intend to be operated by a registered broker-dealer, will instill greater confidence in the INX Exchange compared to unregulated blockchain asset exchanges. As the ownership of blockchain assets becomes more commonplace and more professional traders enter the blockchain market, we believe that clients will expect regulatory safeguards, comparable to the current fiat and stock exchanges, when making blockchain trades. All customers of the INX Exchange, whether participating in initial offerings or secondary trading, will be required to complete KYC/AML checks in compliance with applicable laws and regulations.

20.	We note that persons purchasing INX Tokens outside the registered offering will not be entitled to use their INX Tokens to pay INX Exchange transaction fees at a discounted rate or to receive a pro rata distribution of 20% of the company’s annual net cash flow from operating activities, unless those purchasers first have been duly identified through the KYC/AML procedures. Make clear in the prospectus that these rights will not transfer with the INX Tokens when purchased on secondary markets.

Response: All transactions in INX Tokens will take place on the INX Exchange, and the ownership of each INX Token holder will be recorded on the INX Token’s distributed ledger. As stated in our response to your Comments #3, #18 and #19, prior to registering a trading account on the INX Exchange, all applicants will be required to comply with the Company’s KYC/AML requirements, and any investor requesting to create a trading account will be rejected if the investor does not comply. Therefore, all INX Token holders, whether they purchase INX Tokens through this registered offering or outside this registered offering, will be entitled to use their INX Tokens to pay INX Exchange transaction fees or to receive a pro rata distribution of 20% of the Company’s Adjusted Operating Cash Flow. This is because all INX Token holders will have been identified through KYC/AML procedures.

As stated in our response to your Comment #8, the Company has clarified that the discount for use of INX Tokens as payment for exchange transaction fees is a promotional incentive that the Company intends to implement as part of the terms and conditions for use of the INX Exchange. The value and percentage of the discount may be changed at the sole discretion of the INX Exchange, with reasonable notice to INX Token holders and participants on the INX Exchange.

In response to the Staff’s comment, Amendment No. 1 has been revised to provide these clarifications.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

21.	Please revise to discuss the effectiveness of your KYC/AML procedures as it appears that INX Token holders would only need to provide the required KYC/AML information to use their INX Tokens on the INX Exchange or to receive an annual participation right in your Adjusted Operating Cash Flow, but they would have no apparent incentive to do so if they are holding INX Tokens as a short-term investment. Please also disclose whether selling and/or transferring INX Tokens to holders that are KYC/AML-compliant or non-compliant, in advance of a distribution of your Adjusted Operating Cash Flow would be permitted and how such actions would impact the effectiveness of your KYC/AML procedures, and whether or not such actions would be permissible.

Response: See our response to your Comments #3, #18, #19 and #20.

In response to the Staff’s comment, we have amended pages 4 of the “Prospectus Summary” section and page 37 of the “Business” section of Amendment No.1 to include the following underlined disclosures:

Historical Trading Record. Beginning with the first recorded transaction on the INX Exchange, we plan to apply KYC/AML procedures for all account holders and provide transparency so that clients have the ability to review all activities taken by them. We believe that this accessibility will supplement the transparency of blockchain assets.

Fixed Rates; Arbitrage Prevention, page 5

22.	Please clarify your concerns surrounding arbitrage, how fixed rates will prevent arbitrage, and how limiting arbitrage opportunities will positively or negatively impact your operations as an ATS or broker-dealer.

Response: In response to the Staff’s comment regarding arbitrage prevention, the Company has revised pages 4 of the “Prospectus Summary” section and page 37 of the “Business” section of Amendment No.1 by adding the following underlined disclosure to clarify that the identified problem in the current market is poor price discovery:

Poor Price Discovery. Blockchain asset exchanges experience inefficiencies in the form of significant arbitrage due to recurrent operational issues including temporary service outages and other temporary restrictions on access to the trading platform, the ability to withdraw or deposit fiat currencies and cryptocurrencies, or otherwise perform a trade on the platform. This creates significant exposure to arbitrage trading between exchanges. Moreover, when exchanges actively affect trading markets or when the exchange itself is a trading participant on their own platform, the resulting “price discovery” information for that exchange is, to some degree, erroneous in that it does not represent a picture of the true market. Decisions based on this data tend to reinforce the false pricing trends.

We have further revised pages 5 of the “Prospectus Summary” section and page 38 of the “Business” section of Amendment No.1 to identify our correlating solution to the current market’s problem as “Fixed Rates; Pricing Transparency” instead of “Fixed Rates; Arbitrage Prevention.”

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Our Development Plan, page 5

23.	Please expand your disclosure to clarify the meaning of your statement that you are developing a platform to provide clients with a “cross-asset,” multi-currency “non-biased execution” trading solution. If you will accept other forms of payment in addition to INX Tokens as payment transaction fees, please disclose how the use of multi-currencies may impact the valuation of your tokens.

Response: The INX Exchange is a “cross-asset” trading solution because it will allow trading of what the market considers to be different types of digital blockchain assets, including “security” and “utility” tokens and virtual currencies.

The INX Exchange will offer “non-biased execution” because the terms of priority in the logic of its matching engine will not provide any advantages to certain customers over others.

The INX Exchange is a “multi-currency” platform because trades may be executed using traditional fiat currencies or digital assets, including the INX Token. We do not anticipate this having a material impact on the valuation of the INX Tokens.

Our Growth Strategies, page 5

The INX Token, page 6

24.	Please disclose how you intend to profit from the INX Exchange despite (1) offering 20% discounts on transaction fees and 15% discounts for collateral deposits when paid in INX Tokens, and (2) depositing 20% of these INX Tokens received as transaction fees into your capital and liquidity reserves. To the extent that a market for your INX Tokens does not develop, disclose how you intend to monetize them in order to achieve liquidity. Please also disclose whether you expect users will pay transaction fees or make collateral deposits in currencies other than INX Tokens.

Response: The Company anticipates that the INX Exchange will be profitable, even after applying discounts for the use of the INX Tokens. In connection with launching a new trading platform, we may offer pricing specials which may generate short-term losses with the goal that it will result in significant growth in the short and long term as customers continue to use our platform. Based on the anticipated discounts and uses of the INX Tokens offered by the INX Exchange, the Company believes that the INX Tokens will be used frequently for the payment of transaction fees and as collateral deposited with the INX Exchange. The Company also believes that even if a trading market for the INX Token fails to develop, the ability to utilize the INX Token to pay transaction fees and to post collateral on the INX Exchange will allow the Company to monetize the INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

As stated in our response to your Comment #8, the Company has clarified that the discount for use of INX Tokens as payment for exchange transaction fees is a promotional incentive and that the value and percentage of the discount may be changed at the sole discretion of the INX Exchange, with reasonable notice to INX Token holders and participants on the INX Exchange. Further, the Company has removed disclosure that the Company intends that INX Tokens posted as collateral on the INX Exchange will receive a more favorable ratio than other forms of collateral.

Risk Factors, page 6

25.	We note that valuation of the INX Token is “difficult.” Please disclose whether your offering price was “arbitrarily determined” (see disclosure at the end of the second paragraph on the prospectus cover page), or whether the offering price will correlate to the price the tokens will be sold to the Pre-Sale Investors. To the extent there will be a price differential, please disclose the factors considered by the board in setting the public offering price.

Response: As you indicate, the Company has no operating history and therefore valuation of the INX Token is difficult. Our operations to date have consisted of planning and developing the INX Token, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement the INX Token network as currently conceived.

In response to the Staff’s comment, we have added the following underlined disclosure on page 7 of the “Prospectus Summary” section of Amendment No. 1:

Valuation of the INX Token is difficult and the offering price of the INX Tokens has been arbitrarily determined and should not be used by an investor as an indicator of the fair market value of the INX Tokens.

We have also added the following underlined disclosure on page 22 of the “Risk Factors” section of Amendment No. 1:

The offering price of the INX Tokens has been arbitrarily determined and such price should not be used by an investor as an indicator of the fair market value of the INX Tokens.

The offering price for the INX Tokens offered hereby has been arbitrarily determined by the Company’s board of directors and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. Accordingly, the actual value of INX Tokens may be significantly less than the offering price. The value of INX Tokens purchased at the offering price may decline in value or have significantly less value when you attempt to sell the INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Implications of Our Emerging Growth Company and Foreign Private Issuer Status, page 7

26.	Please revise to clearly state your election under Section 107(b) of the JOBS Act here and elsewhere in the filing as appropriate. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 33 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 1:

JOBS Act

With less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company under the JOBS Act. An emerging growth company may take advantage of specified provisions in the JOBS Act that provide exemptions or reductions of its regulatory burdens related to reporting and other requirements that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer, or we issue more than $1.0 billion of non-convertible debt over a three-year period.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

The Offering, page 8

27.	Please disclose that in the event of liquidation an INX Token holder will be entitled to a distribution from the company’s available funds together with the other unsecured creditors, prior to any distributions made to the company’s shareholders. Refer to “Distribution to INX Token Holders Upon Liquidation” disclosure on page 66. Please provide a legal opinion supporting your determination that INX Tokens are characterized as debt under the laws of Gibraltar. Please ensure that the opinion addresses whether the tokens would ever be subordinate to other unsecured general obligations of the company, and whether such subordination would render them equity instruments. In that case, the legal opinion should address the material implications of such determination.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 8 of the “Description of INX Tokens” section of Amendment No. 1:

Rights Upon Liquidation	If the operations of the INX Exchange are discontinued and the Company is liquidated, after any payments required by applicable law, a then-current INX Token holder as identified by the INX Token Registry will be entitled to a payment from the Company’s remaining funds together (pari passu) with the Company’s other unsecured creditors, prior to any distributions being made to the Company’s shareholders. For the avoidance of doubt, INX Tokens held by INX Services will not participate in any payments upon liquidation of the Company.” See “Description of INX Tokens.”

If the operations of the INX Exchange are discontinued and the Company is liquidated, after any payments required by applicable law, a then-current INX Token holder will be entitled to a distribution from the Company’s remaining funds together with the Company’s other unsecured creditors, prior to any distributions being made to the Company’s shareholders.”

In addition, we are providing the Staff with a legal opinion from Hassans International Law Firm, the Company’s legal counsel in Gibraltar, attached as Appendix II to this letter.

Risk Factors

Risks Related to Blockchain Assets

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations, page 10

28.	Please expand disclosure here or include a separately captioned risk factor that to the extent that the computer/program code and algorithm setting the rights and the features of the INX Tokens contain errors or latent terms not disclosed to the investors, or use unsafe algorithms, these errors and hidden terms may result in losses to investors and substantially dilute the value of the INX Tokens. In an appropriate section of the filing, please disclose what systems and processes you have in place to prevent errors and troubleshoot the functionality of the tokens. Please also disclose what rights, if any, the INX Token holders have to recoup their losses in the event that these errors occur or hidden terms, previously not disclosed to the investors, negatively impact the value of the tokens.

Response:

In response to the Staff’s comment, we have revised our risk factor on page 10 to include the following underlined disclosure.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations.

Blockchain is an emerging technology that offers new capabilities which are not fully proven in use. There are limited examples of the application of distributed ledger technology. In most cases, software used by blockchain asset issuing entities will be in an early development stage and still unproven. As with other novel software products, the computer code underpinning the INX Tokens and Ethereum blockchain may contain errors, or function in unexpected ways. Insufficient testing of smart contract code, as well as the use of external code libraries, may cause the software to break or function incorrectly. Any error or unexpected functionality may cause a decline in value of the INX Token and result in substantial losses to purchasers of INX Tokens.

The creation and operation of a digital system for the public trading of blockchain assets utilizing a distributed ledger will be subject to potential technical, legal and regulatory constraints. There is no warranty that the process for receiving, use and ownership of blockchain assets will be uninterrupted or error-free and there is an inherent risk that the software, network, blockchain assets and related technologies and theories could contain undiscovered technical flaws or weaknesses, the cryptographic security measures that authenticate transactions and the distributed ledger could be compromised, and breakdowns and trading halts could cause the partial or complete inability to use or loss of blockchain assets.

In addition, we have added the following underlined disclosure to the “Description of INX Tokens” on page 72:

INX Limited plans to engage a third party service provider to perform an audit of the functionality and security of the INX Token

As stated in our response to your Comment #47, in addition to rights and remedies available under applicable securities laws, each purchaser can enforce its rights under the INX Token Purchase Agreement by bringing a claim of breach of contract against the Company. The Company intends to disclaim liability other than liability arising from the Company’s gross negligence or malfeasance.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Risks Related to our Company’s Operations

We have no operating history, page 13

29.	You disclose that to date you have had no historical operating results and that you will not commence operations of the INX Exchange “until obtaining funding through this offering.” Please expand your disclosure to discuss the risks resulting from the offering being conducted on a best efforts basis with no minimum number of tokens required to be sold. Disclosure should highlight that lack of a minimum offering amount would substantially jeopardize your ability to implement your business plan.

Response: As stated in our response to your Comments #9, #12 and #13, the Company no longer intends to conduct a continuous offering that has no minimum offering amount and no minimum number of tokens that must be sold. In Amendment No. 1, the Company has included additional disclosure that the offering is subject to a minimum offering amount of $5,000,000.

In response to the Staff’s comment, we have added the following underlined disclosure on page 13 of the “Risk Factors” section of Amendment No. 1:

We have no operating history and our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

We are a recently formed company established under the laws of Gibraltar with minimal activity and no historical operating results. In their report dated April 12, 2018 our independent auditors stated that our financial statements for the period ended December 31, 2017 were prepared assuming that we would continue as a going concern and they expressed substantial doubt about our ability to continue as a going concern. This doubt is based upon the Company’s current lack of resources to execute its business plan. Since date of inception in September 2017, the Company has incurred a loss from operations and as of December 31, 2017, the Company has an accumulated deficit of $637,000. We expect that we will incur approximately $9 million of expenses to complete the three phases of development contained in our business plan. See “Business – Phases of Development.”

This offering is subject to a minimum offering amount of $5,000,000 and we will not commence operations of the INX Exchange until obtaining funding through this offering. However, we may meet our minimum offering amount, close on committed purchases and have access to investor funds before we obtain the funding that we expect will be required to complete our business plan. There is no guarantee that we will be able to raise any additional capital in the future.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. Even if we close this offering, there can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

Our ability to develop the INX Exchange faces operational, technology and regulatory challenges…, page 13

30.	Please expand this risk factor to highlight how your inability to successfully develop the INX Exchange will impact the value of the INX Tokens, and potentially render them worthless.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 13 of the “Risk Factors” section of Amendment No. 1:

Our ability to develop the INX Exchange faces operational, technology and regulatory challenges and we may not be able to develop the INX Exchange as contemplated or at all.

We may not be able to develop the INX Exchange as contemplated by our business model or at all. In addition, a number of factors could materially adversely affect our ability to commercialize and generate any revenue from our proposed INX Exchange.

The development, structuring, launch and maintenance of the INX Exchange could lead to unanticipated and substantial costs, delays or other operational or financial difficulties. Our proposed platform is complex and its creation requires the integration of multiple technologies and the development of new software. There can be no assurance that we will have the financial and technological resources necessary to complete the development of the INX Exchange if its development costs more than we have estimated or requires technology and expertise that we do not have and cannot develop. Even if we are able to develop the INX Exchange as contemplated, we may not be able to develop the platform on a timely basis.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Further, there can be no assurance that our platform will gain the acceptance of customers or other market participants. Because blockchain asset trading is in its early stages, it is difficult to predict the preferences and requirements of blockchain asset traders and our platform design and technology may be incompatible with new or emerging forms of blockchain assets or related technologies. Failure to achieve acceptance would impede our ability to develop and sustain a commercial business.

Because cash distributions to the INX Token holders is based upon net cash flow from our operating activities, our failure to develop the INX Exchange, or failure of the INX Exchange to gain acceptance, would prevent us from paying any distribution to the INX Token holders. Further, our failure to develop the INX Exchange would prevent INX Token holders from using INX Tokens as payment for transaction fees on the INX Exchange or as collateral deposited with the INX Exchange for short positions. Such adverse effects would impact the utility, liquidity, and the trading price of INX Tokens and potentially render the INX Tokens worthless.

31.	Please disclose how the features of the pro rata distribution of your Adjusted Operating Cash Flow may give preference to holders of a large number of your tokens over the holders of a smaller amount. Please quantify the minimum operating cash flow required to guarantee payment to all INX Token holders, updated to account for the closing of your private placement to “Pre-Sale Investors.”

Response: The Company no longer intends to set a minimum Adjusted Operating Cash Flow threshold for the distribution. Instead, the Company intends that distributions will be credited to INX Token holders’ accounts on the INX Exchange. These credits will be divisible and rounded down to five decimal places (one-thousandth of a cent) and holders will be credited from the first dollar that is distributed. INX Token holders will not be able to withdraw funds from their INX Exchange account unless the amount withdrawn exceeds applicable withdrawal fees.

Risk of losing Tokens or losing Token access due to error or loss of a private key may be irreversible, page 23

32.	You disclose that any errors or malfunctions caused by the owners related to the safe storage of their token, “or a failure to follow precisely the procedures set forth for buying and receiving INX Tokens may also result in the loss of Tokens as well as the loss of part or all of [their] investment.” To help investors better assess this risk, please disclose how the token holder can cause errors or malfunctions of the safe storage of their tokens, and how and where the procedures to be followed by the token holder will be communicated.

Response: As stated in our response to your Comment #3, the Company will remain in sole control of its distributed ledger and the recording of ownership in the INX Tokens. The INX Token holders will not hold encrypted keys for the transfer of INX Tokens. Accordingly, the holder of an INX Token will not be able to directly cause any errors related to the recording of ownership on the blockchain or the safe storage of their token or private keys. However, our users will still rely on the security and integrity of the INX Exchange. Given that INX Services will retain control over reflecting changes in ownership on the INX Token blockchain, we have replaced this risk factor on page 23 with the underlined risk factor below:

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

System limitations, failures, or security breaches could harm our business and may directly impact INX Token holders and other INX Exchange users.

Our business depends on the integrity and performance of our computer and communications systems. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service or slower response times. These consequences could result in trading outages, lower trading volumes, financial losses, decreased customer service and satisfaction and regulatory sanctions.

Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, cyber attacks, sabotage or terrorism, computer viruses, unauthorized access, intentional acts of vandalism and similar events. Persons who circumvent security measures could wrongfully access and use our information or our customers’ information or cause interruptions or malfunctions in our operations. Although we intend to implement and maintain security measures designed to protect the integrity of our systems, including INX Exchange user accounts, such security measures may prove inadequate. Any breach in security or system failure that allows unauthorized access, causes an interruption in service or decreases the responsiveness of our systems may result in theft and could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Use of Proceeds, page 27

33.	We note your disclosure on page 38 that you will incur $9 million of expenses to complete all three phases of development. To the extent that your offering raises less than the minimum required for the INX Exchange to be fully operational, please revise your disclosure to prioritize your uses of proceeds, identifying also the amount required for each intended use. Please also disclose whether you anticipate having other sources of funds available to make up for the shortfall in the offering proceeds. Refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F. In addition, please ensure that your page 38 disclosure provides a tabular presentation of the anticipated expenses quantified for each phase of development to include, but not limited to, software development, marketing, salaries, etc.

Response: In response to the Staff’s comment, we have added a table of anticipated expenses and the following disclosure to page 39 of the “Phases of Development” section of Amendment No. 1:

The Company anticipates that the net proceeds to the Company of a fully subscribed offering, after total offering expenses, will exceed $18 million. Because the Offering is being made with a minimum offering amount of $5,000,000, the Company may close on committed purchases without obtaining funds for all purposes set forth below. The Company plans to use net proceeds from this offering approximately as follows:

Use	$5 Million	$9 Million	$18 Million
Research & Development	$900,000	$1,000,000	$1,500,000
Product & IT	$900,000	$900,000	$900,000
Marketing	$600,000	$600,000	$600,000
Admin & Payroll	$2,000,000	$6,500,000	$6,500,000
Cash Reserve Fund	$0	$0	$8,500,000	(1)
TOTAL	$5,000,000	$9,000,000	$18,000,000

(1)	We currently plan that net proceeds from this offering in excess of $18 million will be used to fund the Cash Reserve Fund.

34.	We note your risk factor disclosure on page 21 stating that you intend to explore acquisitions and other strategic alliances. To the extent that you anticipate using any of the offering proceeds to finance the acquisition of another business, please provide a brief description of the target business and information on the status of the acquisition. Please refer to Item 3.C.3 of Form 20-F.

Response: At this time, the Company does not anticipate using any of the offering proceeds to finance the acquisition of another business.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Business

35.	Please provide an overview of the INX Exchange Platform (or INX Services, Inc.) and how it will operate. Specifically, discuss how the ATS will bring together the orders of multiple buyers and sellers for INX tokens and what will be the facility or rules under which such orders will interact (e.g., order entry processes, priority rules, execution procedures). In addition, please explain how you plan to achieve both a centralized and peer-to-peer professional trading services and what functionalities you must develop to achieve this dual platform. Please also discuss the eligibility criteria for securities to trade on your ATS. Your disclosure should address all other material services that the ATS may offer.

Response: We respectfully acknowledge the Staff’s comment. The offering contemplated by the Form F-1 is being undertaken to provide financing for the development of the INX Exchange. We are currently in the process of completing a broker-dealer application and Form ATS which we anticipate will be submitted to FINRA in April 2018. The Form ATS will include a description of the processes, rules and procedures that will govern the INX Exchange. We anticipate that the exchange will include the following functions but such determinations remains subject to our further development of the exchange infrastructure and our application with FINRA:

We intend that the INX Exchange will support trading for multiple trades using multiple channels for trading built on top of the INX Exchange API. We intend that the INX Exchange will build out various user interfaces including through web and mobile applications.

We intend that the INX Exchange will provide trade execution, market data, trade reporting, connectivity and risk management solutions to broker-dealers, including the clients of those broker-dealers, banks, institutions, hedge funds, asset managers, proprietary trading firms and corporates. We intend to develop the INX Exchange as a centralized platform that allows for peer-to-peer trading. Participants engage in peer-to-peer trading but the INX Exchange will centralize their interactions and offer a means of transparency for their trading.

Our goal is to provide high quality solutions for trading in digital assets. We are still in the process of planning and developing the scope of services to be offered.

36.	Please discuss the types of subscribers to the platform and any differential in the levels of services offered to them by the ATS.

Response: We will serve SEC-registered broker-dealers, including the clients of those broker-dealers, banks, institutions, hedge funds, asset managers, proprietary trading firms and corporates. We plan to offer a variety of services including innovative order types, risk management tools and other products and services. Our rules will be designed to ensure that preferential treatment is not given to one customer over another, regardless of the services utilized by such customer. We are still in the process of planning and developing the scope of services to be offered.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

37.	Please discuss how the ATS will comply with Rules 300 through 303 of Regulation ATS, including but not limited to Rule 301(b)(11). Alternatively, please tell us if you intend to register your platform as a national securities exchange.

Response: As stated in our response to your Comment #35, the contemplated offering is being undertaken to provide financing for the development of the INX Exchange. We are currently in the process of completing a broker-dealer application and Form ATS which we anticipate will be submitted to FINRA in April 2018. The Form ATS will include a description of the processes, rules and procedures to be included on the INX Exchange. We anticipate that the exchange will include the following functions but such determinations remains subject to our further development of the exchange infrastructure and our application with FINRA. We intend to comply with all applicable rules and regulations.

38.	Please clarify whether the subsidiary that will act as your clearing agent will seek to register as a clearing agency or intends to rely on an exemption from registration and, if so, which exemption.

Response: The Company no longer intends to form a subsidiary that will act as a clearing agent. The Company plans for our broker-dealer subsidiary (INX Services, Inc.) to be a self-clearing broker-dealer, which is not required to register as a clearing agency.

Our Solution…, page 36

39.	Please disclose the material features of the INX Exchange. For example:

●	Will users need an INX Token to access the INX Exchange?
●	Will the INX Exchange be open to all users or restricted to certain categories of users? And, if so, who and why? E.g. only “institutional and other accredited investors,” investors living in certain countries, etc.
●	How and where will you store your blockchain assets?
●	Will you withhold taxes, maintain records on the gain or loss from sale, or provide U.S. users with tax forms annually?
●	Will there be a transaction size limit?
●	Do you intend to charge any fees besides transaction fees? E.g. deposit, withdrawal, account opening, maintenance, closing, etc.
●	Will investors need to set up an account on the INX Exchange? If so, please outline the material aspects of that process.
●	How long do you anticipate trades to take on your exchange? How does that compare to existing exchanges and if there are material differences, why?
●	Will you make counterparties whole in the event that the forfeited collateral does not cover the failed trade? If so, will this come from your capital reserve fund or from another source? How will the INX Tokens provided at a discount impact this operation of your business?

Response: We respectfully acknowledge the Staff’s comment. As stated in our response to your Comment #35 and #37, we are currently in the process of completing a broker-dealer application and Form ATS which we anticipate will be submitted to FINRA in April 2018. The Form ATS will include a description of the processes, rules and procedures that will govern the INX Exchange. Thus, many of these processes and protocols remain subject to our further development of the exchange infrastructure and our application with FINRA.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

We intend that users will not need an INX Token to access the INX Exchange. Users may register and deposit cryptocurrencies or fiat currency and trade freely on the exchange. However, the Company has added disclosure that it intends that a portion of any collateral deposited with the INX Exchange to cover short positions must consist of INX Tokens. The Company intends that such a requirement will be implemented as part of the terms and conditions for use of the INX Exchange and that the proportion of collateral required to consist of INX Tokens will be subject to change at the sole discretion of the INX Exchange.

The INX Exchange will be available to both institutional and retail customers. All users of the INX Exchange must be verified in such a manner to satisfy KYC and AML requirements in order to trade on the INX Exchange. The Company will accept users from all countries in accordance with U.S. law and such country’s regulation of trading of blockchain assets.

The Company intends that the INX Exchange will charge withdrawal fees, maintenance fees, deposit fees and account closing fees.

For a description of the material features of setting up an account on the INX Exchange, see our response to your Comment #3.

The underlying technology that will be developed into the INX Exchange is designed to process 1,000,000 transactions per second. We anticipate that the INX Exchange will be able to process 1,000-2,000 transactions per-second as we scale our development. The Company intends for trade processing speeds to eventually meet market standards.

Our Growth Strategies, page 38

40.	Please revise to provide a brief description of each of the features identified in the table.

Response: In response to the Staff’s comment, the disclosure included with the table on page 40 has been revised to include a description of the features identified in the table.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Material Agreements

Convertible Loan Agreements, page 44

41.	You disclose that in connection with entering into the Convertible Loan Agreements, each of Ms. Naor, Ms. Horn and Mr. Segev were granted a right to purchase a specified number of INX Tokens. We also note the “Recent Sales of Unregistered Securities” disclosure on page II-2, where you state that the company issued to each of these three lenders tokens at a price of $0.01/token. Please revise your disclosure here to indicate that the INX Tokens have already been issued.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No.1 has been revised to indicate that INX Tokens have been sold to such parties.

Employees, page 45

42.	Please quantify the number of your current employees at the end of a recent period and, if possible, breakdown these persons by their main category of activity and location. Refer to Item 6.D of Form 20-F for guidance.

Response: In response to the Staff’s comment, the disclosure on page 47 of Amendment No.1 has been revised to include the following chart:

Employees and Service Providers

Each of the individuals who provide services to us does so through a management, services, consulting or similar agreement.

Company(1)	Location	Management	Financing	Development	Administration and Other Positions		Total

INX Ltd. (Gib.)	Israel	3	1	1	3	(2)	8

INX Services, Inc. (US)	United States	2	-	-	-		2

Total		5	1	1	3		10

(1)	As a single employee/service provider may be engaged in more than one activity, each employee/service provider is represented only once under the activity representing their primary responsibility.

(2)	One employee/service provider is located in the United Kingdom and one employee/service provider is located in the United States.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Principal Shareholders, page 60

43.	We note that a certain number of the outstanding INX tokens has been issued to your employees. We also note from page 8 that 7,373,438 INX tokens have been reserved for future sales and issuance to employees. Please tell us how you accounted for these tokens in greater detail including your consideration of whether, or not, the tokens should be classified as employee compensation, citing any applicable authoritative guidance. If you accounted for these issuances in different ways, please explain and clearly differentiate the basis for each accounting treatment. Additionally, tell us whether you have any employee compensation plans that include INX tokens as a component. If so, please supplementally provide an example of such employee compensation plan.

Response: In a transaction involving the issuance of the Company's shares (equity) and/or INX tokens (liability), the Company considers various factors to determine the nature of the transaction with the counterparty. These factors include the intention of the Company in entering into the agreement with the counterparty, the nature of the existing relationship of the counterparty to the Company, the amount of the cash consideration to be received from the counterparty, comparison with the terms of agreements with other counterparties that are entered into at or close to the same time, and any service or performance conditions that are required for vesting of shares or Tokens.

Based on the analysis of the aforementioned and other factors, if the Company determines that the counterparty is acting in the capacity of a service provider, issuances of shares and Tokens are accounted for as consideration for services to be provided to the Company in accordance with IFRS 2 for issuances of shares and by analogy to IFRS 2 for issuances of Tokens. If the Company determines that the counterparty is acting in a capacity as an investor providing financing to the Company, then the issuance of shares and Tokens are accounted for as the issuance of financial instruments in accordance with IAS 39.

As of December 31, 2017, the Company accounted for the obligation to issue INX tokens as follows:

(A) Shy Datika - 9,435,939 Tokens

The obligation to issue these Tokens to Mr. Datika (through his wholly-owned company, Triple-V (1999) Ltd.) arose upon the establishment of INX Limited by Mr. Datika in his capacity as founder and principal shareholder of INX Limited. Pursuant to a share purchase agreement with INX Limited dated September 26, 2017, total consideration due from Triple-V (1999) Ltd. for the issuance of Ordinary shares of INX Limited and the Tokens amounted to $541,000. The share purchase agreement included no service conditions from Mr. Datika and ownership rights in the shares and Tokens were transferred immediately. Accordingly, none of the consideration was accounted for as compensation as no services were required from Mr. Datika. The consideration allocated to the shares (equity instrument) in the amount of $527,000 and to the Tokens (financial liability) in the amount of $14,000 was recorded as a contribution to equity and a liability for Tokens, respectively, based on an analogy to the accounting for equity and liability components in compound financial instruments in accordance with IAS 32. See response to your Comment #65 for the accounting treatment of the Token liability.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

(B) Doron Cohen - 4,550,000 Tokens

The obligation to issue these Tokens arose as partial consideration for services to be provided by Mr. Cohen’s controlled company, A-Labs Finance and Advisory Ltd. (“A-Labs”), pursuant to a Second Amended and Restated Engagement Agreement effective from September 26, 2017, as further amended January 31, 2018 (see page 64 of the Registration Statement for further details). Pursuant to an agreement effective at the same date as the Engagement Agreement, INX Limited issued ordinary shares of the Company to A-Labs, conditional on the provision of specified services as stipulated in the Engagement Agreement. The fair value of the Tokens and the shares in excess of the consideration received from A-Labs is recorded as a compensation expense as the services are provided by A-Labs. The accounting for services provided in consideration for shares as compensation is in accordance with IFRS 2. The same accounting treatment is applicable to Tokens by analogy to IFRS 2.

(C) Maia Naor – 937,499 Tokens; Yaniv Segev – 876,562 Tokens; and Ayelet Horn – 876,562 Tokens

The obligation to issue these Tokens arose pursuant to Convertible Loan agreements signed in November 2017 with each of these individuals in their capacity as providers of finance and investors in the Company. The aggregate consideration received from these individuals amounted to $144,000. Of the three individuals, only Ms. Naor is an employee of the Company. The terms of all three agreements are substantially identical (see page 44 of the Registration Statement for further details) and no service conditions are included in any of the agreements. Accordingly, these were accounted for as contracts for the issuance of financial instruments – (i) Tokens (financial liability) and (ii) compound financial instruments comprising loans (financial liability) and options to convert the loans to ordinary shares (equity) – in accordance with IAS 32. See the responses to your Comments #65 and #66 for the accounting treatment of the Token liability and of the convertible loans, respectively.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

(D) Jonathan Azeroual – 750,000 tokens; Benjamin Engel – 100,000 Tokens; and Mark Finnelli – 100,000 Tokens

The obligation to issue these INX Tokens arose pursuant to share purchase agreements with each of these individuals in September 2017. According to these agreements, these individuals in the aggregate were issued 440,500 ordinary shares of the Company and 950,000 Tokens. As each of these individuals are providers of services to the Company, the fair value of the shares and Tokens issued in excess of the consideration received of approximately $60,000 is recorded as compensation expense in accordance with IFRS 2 in respect of the shares and by analogy to IFRS 2 in respect of the Tokens.

We currently do not have an employee compensation plan that includes INX Tokens as a component. However, we have reserved an additional 17,373,438 INX Tokens for future issuances to employees, directors, advisors and early investors in the Company. Of those reserved, 1,510,000 INX Tokens have been committed for issuance, as follows:

●	500,000 INX Tokens were granted to Mr. Alan Silbert, our Board member, subject to the consummation of an initial public offering in the amount of no less than US$ 5 million and to the terms of his Employment Agreement with INX Services, Inc.
●	10,000 INX Tokens per month of services up to a cap of 60,000 INX Tokens were granted to Mr. James Crossley, our Board member, subject to the consummation on an initial public offering in the amount of no less than US$ 10 million and to the terms of his Services Agreement with the Company.
●	350,000 INX Tokens were granted to Mr. Matt Rozzi subject to the consummation of an initial public offering in the amount of no less than US$ 5 million and to the terms of his Consultancy Agreement with INX Services, Inc. (which Mr. Rozzi is yet to execute).
●	250,000 INX Tokens were granted to Mr. Jameson Lopp subject to the consummation of an initial public offering in the amount of no less than US$ 10 million and to the terms of his Advisory Board Member Agreement with the Company.
●	250,000 INX Tokens were granted to Mr. Stefan Jespers subject to the consummation of an initial public offering in the amount of no less than US$ 10 million and to the terms of his Advisory Board Member Agreement with the Company.
●	100,000 INX Tokens were granted to Mr. Pete Hegseth subject to the consummation of an initial public offering in the amount of no less than US$ 10 million and to the terms of his Advisory Board Member Agreement with the Company.

We have also undertaken to issue, out of this reserve, an additional number of INX Tokens purchased by four investors who purchased our Ordinary Shares in January 2018. The aggregate number of INX Tokens that shall be purchased by these investors is a function of the purchase price of the Offering or the average price of all sales of INX Tokens in the Original Token Issuance; provided, however, that the aggregate number of INX Tokens which shall be purchased by these four investors shall not in the aggregate exceed 2% of the aggregate number of INX Tokens purchased under the Offering.. Assuming a purchase price of $1.00 per INX Token, all of these investors as a group will receive 693,000 INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

See our response to your Comment #54 for details of the accounting treatment.

Description of INX Tokens, page 66

44.	Please outline the material features of the INX Tokens. For example:

●	Quantify the number of INX Tokens that are currently created and disclose whether and how this number may be changed in the future. Disclose also when you developed the source code underlying the tokens. To the extent that there is an inherent limit in the total number of tokens that you can create, please explain how that feature works and how it is enforced.
●	Disclose whether a single INX Token may be divided into fractions of a token as well as any limits on their division, or if only whole tokens may be transferred or accepted. Please further disclose whether and how payments and/or distributions would be rounded.
●	Clarify whether the discounts available for using the INX Token on the INX Exchange are features of the tokens themselves or promotional incentives that may be changed during the operation of your business.
●	Disclose any limits on the transfer of INX Tokens.
●	Address how the annual payment of 20% your Adjusted Operating Cash Flow (subject to certain restrictions) is evidenced in the token itself. Please disclose the process by which the Adjusted Operating Cash Flow payment is executed. In addition, please clarify whether these features attach to the token during its lifetime as long as it is outstanding. Disclose whether there will be a solvency condition to the annual payment, how such an analysis would be performed, and the material repercussions of including or excluding such a feature.
●	Explain how you intend to provide updates on the number of INX Tokens you have sold throughout the offering period, and the amount of proceeds raised, which are essential to your ability to implement your business plan. Please also explain how you plan to regularly communicate the number of INX Tokens outstanding given the material impact such number may have on the pro rata distribution of your Adjusted Operating Cash Flow. With respect to such pro rata distribution, to the extent that you intend to differentiate among INX Tokens held by parties other than the company and/or third parties that have provided you with satisfactory KYC/AML forms, so disclose.

Response: The INX Token is an ERC20 compliant Token issued on the Ethereum blockchain. The source code for the Ethereum smart contract creating the INX Token is publicly viewable.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Material features of the INX Token included in the source code are the following:

●	The smart contract creating the INX Token was created on January 8, 2018.
●	The smart contract provides that a total supply of 200,000,000 INX Tokens can be created.
●	Based on the limits of the smart contract code, the INX Token can be divided into fractional units of 1 × 10^-18.

The 200,000,000 limit on the number of INX Tokens is an inherent limit built into the code of the INX Token. All 200,000,000 INX Tokens have been created. Notwithstanding the technical limits of the INX Token, the Company intends to limit the purchase, sale and transfer of fractional divisions of INX Tokens to five decimal places (0.00001).

The rights of INX Token holders and uses of the INX Tokens on the INX Exchange are not defined by attributes of the INX Token source code, but are either contractual rights determined by the INX Token Purchase Agreement as agreed to by the Company and purchasers of the INX Tokens or they are terms and conditions as determined by the INX Exchange in its sole discretion.

As stated in our response to your Comment #8. #20 and #24, the Company has clarified that the discount for use of INX Tokens as payment for exchange transaction fees is a promotional incentive that the Company intends to implement as part of the terms and conditions for use of the INX Exchange. Further, the Company has removed disclosure that the Company intends that INX Tokens posted as collateral on the INX Exchange will receive a more favorable ratio than other forms of collateral.

As stated in our response to your Comments #3 and #18, purchasers of the INX Tokens and customers of the INX Exchange must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens or trading of the INX Tokens or any other security.

As stated in our response to your Comments #3, #18 and #19, all transactions in INX Tokens will take place on the INX Exchange. Therefore, INX Tokens may not be traded to anyone who does not have an account with the INX Exchange. Prior to registering a trading account on the INX Exchange, all applicants will be required to comply with the Company’s KYC/AML requirements, and any investor requesting to create a trading account will be rejected if the investor does not comply. Therefore, INX Tokens may not be traded to anyone who does not comply with KYC requirements.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

As stated in our response to your Comment #31, The Company no longer intends to set a minimum Adjusted Operating Cash Flow threshold for the distribution. Instead, the Company intends that distributions will be credited to INX Token holders’ accounts on the INX Exchange. These credits will be divisible and rounded down to five decimal places (one-thousandth of a cent) and holders will be credited from the first dollar that is distributed. INX Token holders will not be able to withdraw funds from their INX Exchange account unless the amount withdrawn exceeds applicable withdrawal fees. There is no solvency condition regarding the distribution.

The INX Token distributed ledger will serve as the register of INX Token ownership and will be initially maintained by the Company. Upon the issuance of INX Tokens or periodically after trades of the INX Tokens on the INX Exchange, INX Services will record changes in ownership of INX Tokens as data embedded into the Ethereum blockchain.

Ownership published in the distributed ledger will be visible to the public in its encrypted and anonymized form. The Company will utilize software that automatically decrypts and reads the anonymized data embedded in the distributed ledger. Information regarding individual holdings and other trade information will be shared with each investor via their accounts with the INX Exchange.

The Company also intends to display information such as the number of Tokens sold, the amount of proceeds raised and the number of INX Tokens outstanding on the INX Token online platform. Once the INX Exchange is operational, this information will be made available to the public via the INX Exchange website.

As stated in our response, all purchasers of the INX Tokens must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens or trading of the INX Tokens. Therefore, there will be no INX Tokens held by third parties that have not provided the Company with satisfactory KYC/AML forms.

In response to the Staff’s comment, the Company has revised Amendment No. 1 on page 72 to disclose the aforementioned features of INX Tokens.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Participation Right in Adjusted Operating Cash Flow, page 66

45.	Please disclose the material features of the INX Token network. For example:

●	How are INX Tokens transferred to other individuals?
●	Is the network decentralized, permissioned, or centralized?
●	How frequently is the distributed ledger updated or published and how would information on recent trading prices be shared or displayed?
●	What is the protocol used to validate transactions? What are the incentives for parties to validate transactions?
●	What is the blockchain on which your platform will run? And what are the implications of the INX Token being ERC20 compliant?
●	How does your network interact with the underlying blockchain?
●	What happens if there are issues with the underlying blockchain (e.g. decreased processing speeds or increased transaction fees)? What are your contingency plans in the event the underlying blockchain is no longer supported?
●	What cryptographic keys or other information will allow holders to use their INX Tokens?
●	Where and how will INX Tokens, their keys, etc. be stored? Will you provide a digital wallet? Who will control the wallet?
●	What are the implications for both the user and the network if a user loses their key or is otherwise unable to access their INX Token?
●	Has your management, or your affiliates developed or written a white paper describing the INX Token or its network? If true, please file it as an exhibit pursuant to Item 8 of Form F-1 and Item 601(b)(4) of Regulation S-K.

Please provide a graphical presentation of your INX Token Network demonstrating also the complete lifecycle of its operations.

Response: For a description of the material features of the INX Token, including transfers of the INX Token, INX Token network attributes and a description of ERC20, see our response to your Comment #3.

If the Ethereum Network suffers from decreased processing speeds or increased transaction fees, we plan to adjust our business practices to compensate for such adjustments. Such changes may reduce the speed at which we record transactions in INX Tokens on our distributed ledger.

Owners of INX Tokens are able to view, purchase, sell or trade their INX Tokens via their account with the INX Exchange. INX Tokens are not held in token “wallets” and owners of INX Tokens will not be given cryptographic keys. In all circumstances, the Company will have sole control over its distributed ledger and the recording of ownership in the INX Tokens. The Company will generate keys as necessary to record transactions on the distributed ledger to reflect the ownership of INX Tokens. Those keys will be stored with the Company and will be used under the Company’s supervision to authenticate purchases (and subsequent trades) of the INX Tokens.

We respectfully acknowledge the Staff’s request that a white paper be filed as an exhibit to the Form F-1 pursuant to Item 8 of Form F-1 and Item 601(b)(4) of Regulation S-K. Item 601(b)(4) of Regulation S-K requires that issuers file as an exhibit to their registration statement all instruments defining the rights of holders of the equity or debt securities being registered. The rights of holders of the INX Token are defined in, and such rights are solely derived from, the INX Token Purchase Agreement which we have filed as an exhibit to Amendment No. 1.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Participation Right in Adjusted Operating Cash Flow, page 66

46.	Please clarify how you will calculate your Adjusted Operating Cash Flow. For example, please tell us whether cash used to purchase a blockchain asset that has not yet been sold would be excluded from this calculation. Please also disclose the amount of discretion available to management in classifying cash flows so that they may be included or excluded from this calculation.

Response: “Adjusted Operating Cash Flow” means annual net cash flow from operating activities, plus cash paid, or minus cash received, for interest and income taxes during the prior calendar year and excluding any cash proceeds from an Initial Sale by the Company of an INX Token. An “Initial Sale” refers to the sale of a specifically INX Token and means the first transfer of the respective INX Token by the Company to an initial purchaser. See “Description of INX Tokens” on page 72.

Adjusted Operating Cash Flow will be calculated based on the amounts reflected in the consolidated statement of cash flow of our Company that is included in the audited consolidated financial statements of our Company and its subsidiaries. Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS.

Cash flow from the sale and purchase of blockchain assets, including cash flow from the sale and purchase of the INX Token (excluding cash proceeds from an Initial Sale), will be included as cash flow from operating activities regardless of their classification in the consolidated statement of cash flow of our Company.

47.	Please disclose what rights INX Token holders have, if any, to enforce their participation rights in your Adjusted Operating Cash Flow.

Response: In response to the Staff’s comment, we have added the following underlined disclosure on page 75 of the “Description of INX Tokens” section of Amendment No. 1:

INX Token Purchase Agreement; Enforcement of INX Token Holders’ Rights

The INX Token Purchase Agreement, to which all initial purchasers of INX Tokens in the Offering will become a party, sets forth the rights of each INX Token holder with regard to the INX Tokens held by such holder (the “INX Token Purchase Agreement”). Subject to compliance with all KYC/AML requirements and the opening of an account, each subsequent purchaser of INX Tokens will be entitled to the rights set forth in the INX Token Purchase Agreement.

In addition to rights and remedies available to all purchasers of INX Tokens in this offering under applicable securities laws, each purchaser can enforce its rights under the INX Token Purchase Agreement by bringing a claim of breach of contract against the Company. The ability to pursue a claim for breach of contract is available to purchasers in this offering, and to subsequent purchasers of INX Tokens, as a means to enforce the following covenants available to them under the INX Token Purchase Agreement: (i) pro rata participation in distributions of our Adjusted Operating Cash Flow; (ii) timely delivery of such distributions; (iii) use of the INX Token as a form of payment for transaction fees on the INX Exchange; (iv) use of the INX Token as a portion of the collateral deposited with the INX Exchange for short positions; and (v) liquidation rights, together with the Company’s other unsecured creditors, to the Company’s funds upon a liquidation. The Company intends to disclaim liability other than liability arising from the Company’s gross negligence or malfeasance.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

48.	Please clarify what discretion you retain, if any, in accepting “[the KYC/AML compliant] persons as an INX Token holder,” and quantify the time elapsed between a person investing in your tokens and your decision to accept them as a token holder.

Response: The Company has the right to reject any purchase for any reason prior to the closing of the purchase. As stated in our response to your Comments #3 and #18, , purchasers of the INX Tokens and customers of the INX Exchange must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens or trading of the INX Tokens or any other security. We anticipate that the process for onboarding and creating a Purchasing Account will take 30 days or less.

Upon completion of the clearance procedures and creation of an account with the Company, a potential investor may place an order for INX Tokens by executing an INX Token Purchase Agreement and submitting payment of the corresponding purchase price.

Upon completion of the requirements for purchase, including submission of an executed INX Token Purchase Agreement and payment of the corresponding purchase price, the Company will execute the purchase of INX Tokens promptly; provided, however that the Company will not sell and will not deliver any INX Tokens until the proceeds from committed purchases of the INX Tokens pursuant to this offering exceeds $5,000,000, which the Company has set as a minimum offering requirement.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Distribution to INX Token Holders upon Liquidation, page 66

49.	Please disclose whether you anticipate requiring additional information to be provided by then current token holders in the event of a distribution upon liquidation, and if so, whether those requirements would be embedded within the token.

Response: Under Gibraltar law, a liquidator of a company would require that any claimants entitled to payment from the Company’s assets submit a claim/proof of ownership in order to claim payment/entitlement. In practice, the INX Token Register will contain an up-to-date, verified, immutable record of all owners of INX Tokens, which when linked to the Token holders’ INX Exchange Trading Account will provide all necessary information required by the liquidator in an accurate and efficient manner.

As stated in our response to your Comment #44, the rights of INX Token holders are not defined by attributes of the INX Token source code. The requirements of a distribution upon liquidation will likewise not be embedded within the INX Tokens.

In response to Staff’s comment, we have amended page 74 of the “Description of Tokens” section of Amendment No. 1 to include the following underlined disclosures:

Payments to INX Token Holders upon Liquidation

If the operations of the INX Exchange are discontinued and the Company is liquidated, after any payments required by applicable law, a then-current INX Token holder (not INX Services) as identified by the INX Token register will be entitled to a payment from the Company’s remaining funds together (pari passu) with the Company’s other unsecured creditors, prior to any distributions being made to the Company’s shareholders. INX Tokens held by INX Services will not participate in any payments upon liquidation of the Company.

50.	Please disclose your anticipated “banking fees” required for transferring funds to an individual INX Token holder through the distribution of the annual participation right. Please also disclose why you set the minimum Adjusted Operating Cash Flow at $500,000, particularly as it appears that not every INX Token holder would be entitled to distribution payments from this minimum amount. Please also disclose the minimum number of INX Tokens, or portions thereof, that would be necessary to guarantee payment in the annual participation right. If you are unable to estimate the minimum, please disclose the factors that will impact the payment thereunder.

Response: The Company no longer intends to set a minimum Adjusted Operating Cash Flow threshold for the distribution. Instead, the Company intends that distributions will be credited to INX Token holders’ accounts on the INX Exchange. These credits will be divisible and rounded down to five decimal places (one-thousandth of a cent) and holders will be credited from the first dollar that is distributed. INX Token holders will not be able to withdraw funds from their INX Exchange account unless the amount withdrawn exceeds applicable withdrawal fees.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Use of the INX Token on the INX Exchange, page 67

51.	We note that paying transaction fees with the INX Token will result in an “average” discount of 20% compared to using other “currencies.” Please disclose the range of discounts that will be available and why these discounts vary (e.g., type of transaction, transaction size, comparable currency or cryptocurrency).

Response: In response to the Staff’s comment, we have revised our disclosure to clarify that the 20% discount associated with the payment of transaction fees using the INX Token is a promotional terms of the INX Exchange and may be subject to change. The INX Exchange may announce changes in the discount rate at its sole discretion.

52.	Please explain how you will determine collateral requirements and explain why you believe offering a “more favorable ratio” for INX Tokens is appropriate in these circumstances. Regarding the “more favorable ratio” for depositing INX Tokens as collateral in short positions, please disclose whether the example of posting 20% collateral in INX Tokens and 65% of collateral in another currency is the actual ratio that will be available or a hypothetical example to demonstrate the operation of “a more favorable ratio.” If it is only intended to be hypothetical, please disclose the more favorable ratios that will be available and the reasons for any variations.

Response: As stated in our response to your Comments #8 and #24, the Company has removed disclosure that the Company intends that INX Tokens posted as collateral on the INX Exchange will receive a more favorable ratio than other forms of collateral.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Capital Reserve and Liquidity Fund…, page 67

53.	We note that you intend your capital reserve and liquidity fund “to cover shortfalls in transactions” on the INX Exchange. Please disclose:

●	The type of shortfalls to which you refer;
●	Whether the fund will contain other cryptocurrencies or blockchain assets which you anticipate would trade on the INX Exchange and, if so, how and when you will acquire and contribute these to the fund;
●	Whether and how additional capital, tokens, or other assets will be contributed to the fund following any withdrawals to cover the aforementioned shortfalls;
●	Whether you will contribute 20% of any INX Tokens that are forfeited as collateral;
●	The administrator of the fund and where it will be located;
●	Whether the funds will be invested and, if so, for what investment return and at what level of risk; and
●	The level of discretion, if any, that you have in maintaining or withdrawing assets from this fund.

Response: We respectfully acknowledge the Staff’s comment. As stated in our prior responses, we are currently in the process of completing a broker-dealer application and Form ATS. The Form ATS will include a description of the processes, rules and procedures that will govern our activity on the INX Exchange. We anticipate that the capital reserve and liquidity fund will include INX Tokens as well as other assets. However, the specific characteristics of such fund remain subject to any determination and description included in our application with FINRA. We intend to comply with all applicable securities laws, rules and regulations.

54.	Please tell us how you will account for the INX Tokens that will be used to establish the capital reserve and a liquidity fund. Provide a step-by-step analysis citing the guidance you considered, including how they will be presented within the financial statements.

Response: As further discussed in the response to your Comment #65, the issuance of Tokens by the Company will be accounted for as the issuance of a financial liability in consideration for the proceeds received. As the 35 million Tokens that will initially comprise the capital reserve and liquidity fund are unissued Tokens, these Tokens will have no carrying amount in the accounts of the Company.

This treatment can be viewed by analogy to a situation in which an entity intends to issue debt instruments, for example, in a series comprising 100 million units. In this example, upon issuance of 55 million units, the entity will record the net consideration for the 55 million units received as a financial liability. The remaining unissued 45 million units will have no carrying amount in the accounts of the entity.

The Company plans to contribute up to an additional 65 million Tokens to the fund. These Tokens will come from Tokens received by the Company as payment for transaction fees on the exchange by the holders of Tokens. Upon receipt of these Tokens, the Company will derecognize a related portion of the financial liability recorded in respect of the Tokens and recognize revenue from transaction fees. These “redeemed” Tokens will then have no carrying amount in the accounts of the Company.

Continuing the above analogy to the issuance of debt instruments, if the entity redeems a portion of the 55 million debt instruments from the holders of those instruments, a respective portion of the financial liability recorded will be derecognized. Those redeemed debt instruments which will have no carrying amount are then considered as unissued debt instruments together with the originally unissued 45 million debt instruments.

In summary, the Tokens in the capital reserve and liquidity fund will be disclosed in the financial statements with no carrying amount.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Voting Rights, page 67

55.	Please disclose how decisions to restructure your company could impact INX Token holders’ rights to receive the abovementioned participation rights. We may have additional comments following review of the token purchase agreement.

Response: The terms of the INX Tokens will not change due to a restructuring of the capital stock of the Company. The INX Token Purchase Agreement provides that, upon any consolidation or merger of the Company with or into another entity, or sale of all or substantially all of the Company’s assets to another entity (each an “Extraordinary Event”), the Company will use all reasonable efforts to ensure that the successor entity to the consolidation, merger, or sale will assume the obligations of the Company with respect to the INX Tokens. However, any such Extraordinary Event could positively or negatively impact the INX Tokens. The INX Tokens will not have any voting rights in connection with an Extraordinary Event. See “Risk Factors - INX Token holders will not be afforded an opportunity to vote in the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, and may not realize any benefit from such transactions” on page 23.

Tokens Eligible for Future Sale, page 68

56.	Please disclose whether submission and or acceptance of KYC/AML forms and related documentation are required in order to resell the INX Tokens in a secondary transaction.

Response: As stated in our prior responses, purchasers of the INX Tokens and customers of the INX Exchange must complete all KYC/AML procedures and other credential requirements prior to opening an account for purchase of the INX Tokens or trading of the INX Tokens or any other security. Therefore, third parties that have not provided the Company with satisfactory KYC/AML forms will not be able to acquire or resell INX Tokens in a secondary transaction.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Certain United States Federal Income Tax Consequences, page 69

57.	Please expand your disclosure to properly identify where the uncertainty regarding the tax characterization of the tokens lies. In this regard, we note the last paragraph of your tax risk factor disclosure on page 22.

Response: In response to the Staff’s comment, we have amended our disclosure to replace the third paragraph of the section entitled “Certain United States Federal Income Tax Consequences” on page 79 of Amendment No. 1 with the following:

Character of Tokens

There are no regulations, published rulings or judicial decisions involving the characterization for US federal income tax purposes of instruments with substantially the same terms as the INX Tokens.  It is also unclear what guidance on the characterization and treatment of tokens for U.S. federal income tax purposes may be issued in the future.  Thus, the characterization and treatment of INX Tokens for U.S. federal income tax purposes is uncertain.

The IRS has ruled on the tax treatment of virtual currencies. In Notice 2014-21, the IRS held that digital currencies (i) are “property” that is not currency for US federal income tax purposes and (ii) may be held as a capital asset.   The Notice does not address other aspects of the U.S. federal income tax treatment of tokens, including the tax characterization of tokens which possess non-currency rights or powers (so called “utility” tokens) or tokens which provide a share of profits to holders.

Moreover, there is no authority on the circumstances in which profit-sharing tokens such as INX Tokens may be treated as equity in the Company for U.S. federal income tax purposes.   It should be expected, however, that the IRS or a court would determine the characterization on tokens based on a consideration and weighing of the characteristics of these instruments.  Based on the characteristics of the INX Tokens, the Company intends to treat the INX Tokens as property that is not an equity interest in the Company for US federal income tax purposes.  This treatment is supported by the following characteristics:(i) distribution rights on the INX Tokens are (a) based on annual net cash flow from operating activities rather than earnings and profits of the Company and (b) entitlements pursuant to the terms of the INX tokens without any action to declare a payment (distribution) required by Company’s board of directors, (ii) no participation rights in residual property of the Company on liquidation along with common equity and no specified liquidation preference typical with preferred equity and (iii) no voting rights.

Other characterizations of the INX Tokens are possible, including the possibility characterization as equity of the Company.  If INX Tokens were characterized as equity interests in the Company for U.S. federal income purposes, U.S. holders of INX Tokens would be subject additional tax consequences and related reporting considerations applicable to holders of stock in a foreign company, including the possible application of rules relating to passive foreign investment companies (or “PFICs”) and controlled foreign corporations (“CFCs”).  The summary below assumes that INX Tokens will not constitute an equity interest in the Company for U.S. federal income tax purposes.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Potential purchasers are strongly advised to consult their own tax advisors as to the US federal income tax characterization of the INX Tokens and the consequences to them of the various alternative characterizations.

Plan of Distribution, page 70

58.	We note your disclosures on pages 32 and F-14 that “certain individuals” will receive a $250,000 bonus after raising “a certain minimum offering amount” and that “key management personnel” will receive a “yet to be determined” amount of compensation when this minimum is raised. You also disclose that your tokens will be sold and distributed by your officers and directors who will not receive direct compensation for the sale of the tokens. Exchange Act Rule 3a4-1 non-exclusive safe-harbor provides, among other things, that persons associated with the issuer must not be compensated directly or indirectly in connection with the sale of the issuer’s securities. Please advise whether you intend to rely on the safe-harbor or whether the insiders will be registered as broker-dealers pursuant to Section 15(a)(1) of the Exchange Act.

Response: As you note, the bonuses referenced in the Registration Statement that are to be paid to certain individuals are based the sale of a certain amount of Tokens in the offering contemplated by the Registration Statement. The reasoning behind the timing and contingency of the bonuses, is that the Company does not have available cash to pay bonuses to the individuals referenced. If the Company raises sufficient capital, then it will have cash sufficient to pay the bonuses in addition to carrying out its business plan. The size of a bonus is fixed and not based on an employee selling a certain amount of Tokens in the offering and the amount of bonus will not be adjusted based on the quantity of INX Tokens sold by the employee or the aggregate proceeds raised during the offering. The Company intends for the offering to continue until all of the registered Tokens are sold; however, the bonuses will be paid when a certain minimum amount is sold and is not dependent on the sale of all of the INX Tokens. Therefore, we believe that the individuals are not being compensated in connection with their participation in the sale of securities by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities and therefore the individuals should not be deemed brokers requiring to be registered pursuant to Section 15(a)(1) of the Exchange Act.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Financial Statements as of December 31, 2017

Balance Sheet, page F-3

59.	We note your disclosure on page F-16 that the prepaid expenses balance of $517,000 represents the difference between the total aggregate consideration received by A-Labs and the fair value of the services provided by A-Labs. Please tell us and revise to disclose, in greater detail, how you measured the total aggregate consideration given to A-Labs and the fair value of the services provided by A-Labs and how you considered your relationship with A-Labs, a related party, in recognizing this prepaid expenses asset. In addition, please revise to disclose relevant information required under IFRS 13 as necessary in understanding the nature and the calculation of the prepaid expenses.

Response: As further described in Note 8a, in consideration for services to be provided, A-Labs received a non-refundable cash payment of $500,000, 4,550,000 Tokens with a fair value of $6,000 and 1,120,000 ordinary shares with a fair value of $175,000, comprising total consideration of $681,000. A-Labs contributed $45,000 for the ordinary shares and the INX Tokens, such that the fair value of the consideration received by A-Labs in excess of the amount contributed by A-Labs amounted to $636,000. As the Engagement Agreement required A-Labs to provide these services in the future, upon initial recognition, this amount of $636,000 was recorded as prepaid expenses.

The fair value of the INX Tokens and of the Ordinary shares was derived from the total consideration paid by the Company’s principal shareholder for INX Tokens and Ordinary shares issued to him upon the establishment of the Company.

For the period from the date of the Engagement Agreement in September 2017 through December 31, 2017, the Company recognized compensation expense of $119,000 which reduced the balance of prepaid expenses to $517,000. The compensation expense recognized was based on the extent of the services performed until that date as a percentage of total services to be performed.

60.	Based on the disclosures here and on pages 58 and 62, we note that your share capital and the related par value of ordinary shares are denominated in British Pounds and are translated to your functional currency, U.S. Dollar, on the balance sheet. However, we noted no foreign exchange adjustment in the financial statements. Please revise to show the adjustment pursuant to IAS 21 or tell us why the adjustment is not necessary.

Response: Our share capital and the related par value of ordinary shares are denominated in British Pounds as this is the currency prevailing in Gibraltar, where INX Limited was incorporated. Although the par value of our ordinary shares is denominated in British Pound, all of the consideration received for the issuance of shares was denominated in US Dollars. In addition, all cash transactions during the period from inception through December 31, 2017, were denominated in US Dollars. Any cash receipts in non-US dollar currencies are almost immediately converted to US Dollars. As the Company does not retain any foreign currencies, the foreign exchange adjustments are immaterial for purposes of the financial adjustments.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Statement of Comprehensive Loss, page F-4

61.	Please revise to disclose earnings per share data in accordance with Rule 5-03 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our Statement of Comprehensive Loss and Note 2 to include the relevant earnings per share disclosures.

62.	Please revise to disclose separately the amount of share-based compensation expense disclosed in Note 4. In addition, please revise your disclosure to include the relevant information required under IFRS 2 as appropriate.

Response: In response to the Staff’s comment, we have revised Note 7 in the financial statements to include additional disclosure for share-based payment.

Statement of Changes in Equity, page F-5

63.	Please revise to disclose relevant information necessary to reconcile the number of ordinary shares outstanding at the beginning and at the end of the period as required under IAS 1, para.79.

Response: In response to the Staff’s comment, we have revised our Statement of Changes in Equity to include ordinary shares data reconciliation.

Statement of Cash Flows, page F-6

64.	We note the increase in prepaid expenses of $404,000 in the statement of cash flows does not agree to the prepaid expenses balance of $517,000 on the balance sheet as of December 31, 2017. Please reconcile this difference for us and revise the disclosure to clarify the difference if necessary.

Response: The following table shows the composition of prepaid expenses and the movement in the account for the period ended December 31, 2017 (in thousands of USD):

		Comprised of:
	Total	Cash	Shares
Original amount (**)	636	500	136	(*)
Portion expensed	(119)	(96)	(23)
Closing balance	517	404	113

(*)	Fair Value of shares issued 175
Less: cash contributed (39)
Net amount in prepaid expenses 136

(**)	See our response to your Comment #59 for details.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Notes to Financial Statements

Note 3: Token Liability, page F-13

65.	We note your re-measurement to fair value of the INX Token liability in respect of 17,626,562 INX Tokens, which resulted in a $50,000 fair value adjustment to the statement of comprehensive loss. Please provide us with your step-by-step analysis citing the applicable literature you considered in determining the classification (i.e. meeting the definition of a financial liability under IAS32) and your determination of the fair value of the INX Token liability in accordance with paragraph 9 of IAS39. In addition, please revise to disclose all relevant disclosures required under IFRS 13.

Response:

(A) Our analysis in determining the classification of the INX Token as a liability measured at fair value through profit or loss in the financial statements is as follows:

Note 2c3(b) to the financial statements describes the significant terms of the INX Token financial instrument. These terms provide that the Company has an obligation to distribute annually to the INX Token holders 20% of the Company’s Adjusted Operating Cash Flow. The holder of the INX Token is also entitled to use the INX Token as payment for specified services provided by the Company to the holder.

1. Classification as a financial liability

The above described obligations of the Company meet the definition of a financial liability which is defined in IAS 32.11 as follows:

“A financial liability is any liability that is:

(a) a contractual obligation:

(i) to deliver cash or another financial asset to another entity, or

(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.”

2. Category of financial instrument pursuant to IAS 39

After concluding that the INX Token should be recognized as a financial liability, the next evaluation should be whether the Company can elect Fair Value Through Profit or Loss (FVTPL) to measure the INX Token at fair value pursuant to IAS 39.11A. To elect FVTPL, the INX Token liability must contain a derivative that requires bifurcation.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

The INX Token is a hybrid instrument containing an embedded feature that is indexed to the Company’s adjusted cash flows. In determining whether the feature requires bifurcation, IAS 39.AG12A should be considered. Under that guidance, if an entity’s cash flows are considered a financial variable, then the embedded feature would meet the definition of a derivative and thus bifurcation would be required (as such an underlying is not closely related to the economic characteristics and risks of the host liability).

Considering EY IGAAP 2017 book, Chapter 44, section 2.1.3, the Company must make an accounting policy election to view revenue, EBITDA or other measures derived from the Company's financial statements, such as the Company’s operating cash flows, as a financial variable. Under this accounting policy which the Company has elected, the feature meets the definition of a derivative (that is, it has an underlying, requires no initial net investment and is settled at a future date) and is not closely related to the host liability. Therefore, bifurcation is required.

In conclusion, the Company is eligible to elect FVTPL under IAS 39.11A.

Note 2c3(b) to the financial statements has been revised to add more clarification regarding the classification and accounting treatment of the INX Token liability.

(B) Relevant disclosures required by IFRS 13

The disclosures required by IFRS 13 that are relevant to the Company’s financial statements appear in paragraph 93 and are as follows (subparagraphs of paragraph 93 that are not listed below are considered by the Company to be not relevant):

(a) the fair value measurement at the end of the reporting period – disclosed in Note 3.

(b) level of the fair value hierarchy – Note 3 has been revised to disclose the level as Level 2.

(c) description of valuation techniques and inputs used in the fair value measurement – Note 3 has been revised to include the required information.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Note 5: Convertible Loans, page F-15

66.	We note your issuance in the aggregate amount of $144,000 of convertible notes in November 2017 and related disclosure. Please provide us with an analysis of your accounting determination that these instruments should be classified as liabilities with a bifurcated portion in equity, including your consideration of potential income statement recognition features in a supplemental response, citing the applicable literature you considered in a step-by-step format. In addition, please provide us with copies of the related convertible loan agreements.

Response: Our analysis in determining the classification of the convertible loans as compound financial instruments is as follows:

Note 5 to the financial statements describes the significant terms of the convertible loans. The loans bear interest and mature in five years, or earlier upon the occurrence of certain events. In addition, the lender has the discretion to convert the loan into a fixed number of ordinary shares of the Company.

The Company has analyzed the terms of the convertible loans and concluded that they include both a liability component (the loan with interest and a maturity) and an equity component (option to convert the loan into a fixed number of shares) as described in IAS 32.28. As the loan includes a contractual obligation to deliver cash (interest and principal), the loan meets the definition of a financial liability in accordance with IAS 32.11. As the option includes no contractual obligation to deliver cash or another financial asset, and it will be settled only by exchanging a fixed amount of cash for a fixed number of shares, the option meets the definition of equity in accordance with IAS 32.16.

The above analysis is in accordance with IAS 32.29 which states, in part, as follows:

“An entity recognises separately the components of a financial instrument that (a) creates a financial liability of the entity and (b) grants an option to the holder of the instrument to convert it into an equity instrument of the entity. For example, a bond or similar instrument convertible by the holder into a fixed number of ordinary shares of the entity is a compound financial instrument. From the perspective of the entity, such an instrument comprises two components: a financial liability (a contractual arrangement to deliver cash or another financial asset) and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of the entity).”

The fair value of the loan (liability component) was determined based on the fair value of an equivalent nonconvertible liability. In accordance with IAS 32.31, the option (equity component) was allocated the residual amount after deducting the fair value of the INX Tokens and the fair value of the loan from the aggregate amount received for the INX Tokens and the convertible loan.

We have included copies of the convertible loan agreements as exhibits to Amendment No. 1.

* * * *

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Draft Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, Chief Executive Officer
Oran Mordechai, Chief Financial Officer

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Appendix I

THE OFFERING

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

Appendix II

LEGAL OPINION

57/63 Line Wall Road P.O.Box 199 Gibraltar Telephone (+350) 20079000 Fax (+350) 20071966 E-mail info@hassans.gi www.gibraltarlaw.com

Your reference

Our reference      AP/AM/27200-2-7

Date                     10 April 2018

Strictly Private & Confidential

For Addressees Only

To: The Directors

INX Limited

57/63 Line Wall Road

Gibraltar

Memorandum of Advice

Dear Sirs,

Re.:	INX Limited (the “Company”, “INX”) - Advice relating to the rights of INX Token holders upon liquidation of the Company — Gibraltar Law

Executive Summary

1.	As a matter of Gibraltar law, the relationship between the Company and INX Token holders is a contractual relationship. The nature and extent of any rights granted to INX Token holders upon a liquidation of the Company would be determined by contractual law principles and by reference to the terms agreed to by the parties.

2.	Any rights granted in favour of INX Token holders arising upon a liquidation, including the right to a payment, would be enforceable as a contractual claim by the token holders against the Company in a liquidation scenario.

3.	Upon a liquidation, INX Token holders would be unsecured creditors of the Company and would rank pari passu with other unsecured creditors of the Company.

4.	The relationship between the Company and INX Token holders would not create a loan or debt between the Company and the token holder, but there would be a contingent contractual obligation to make a payment to INX Token holders upon a liquidation of the company.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

57/63 Line Wall Road P.O.Box 199 Gibraltar Telephone (+350) 20079000 Fax (+350) 20071966 E-mail info@hassans.gi www.gibraltarlaw.com

Introduction

5.	This memorandum of advice (this “Memorandum”) has been prepared by Hassans International Law Firm, for the benefit of the addressee only and on the basis that it should not be relied on by or communicated to any other person or entity save as expressly provided in this Memorandum.

6.	We are lawyers qualified to practise in Gibraltar. We have not made any investigation of and do not express any opinion as to the laws of any jurisdiction other than the laws of Gibraltar in force as at the date of this Memorandum. This Memorandum is to be governed by and construed in accordance with Gibraltar law and shall not give rise to any action in any jurisdiction other than Gibraltar. This Memorandum is given only in respect of the present laws of Gibraltar and having effect in Gibraltar and is limited to the facts and circumstances disclosed to us and subsisting as at of this Memorandum.

Background

7.	For purposes of this Memorandum, we have reviewed the Form Fl Registration Statement submitted by the Company in draft form to the Securities and Exchange Commission on 10th January 2018 (the “Prospectus”) and the Company’s memorandum and articles of association.

8.	We note that the Company is in the process of filing the Prospectus and registering with the Securities and Exchange Commission pursuant to the US Securities Act of 1933 with a view to offering 130,000,000 INX Tokens to the public on the terms set out more particularly therein.

9.	The Company is a private limited company registered under, and subject to, the laws of Gibraltar.

Scope of this Memorandum

10.	We have been instructed to provide advice in relation to certain rights granted by the Company to INX Token holders upon a liquidation of the Company.

11.	In particular, we have been asked:

(a)	To advise in relation to the rights of INX Token holders upon a liquidation of the Company, including the right to receive a payment;

(b)	Whether, as a result of the rights granted to token holders upon a liquidation, the INX Tokens are characterised as debt under the laws of Gibraltar; and

(c)	Whether the rights of INX Token holders would be subordinate to other unsecured general obligations of the Company.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

57/63 Line Wall Road P.O.Box 199 Gibraltar Telephone (+350) 20079000 Fax (+350) 20071966 E-mail info@hassans.gi www.gibraltarlaw.com

Assumptions

12.	For purposes of this Memorandum, we have assumed that the matters set out in the Prospectus are correct and accurate.

13.	For purposes of this Memorandum, we assume that the INX Tokens do not constitute or represent any share or right in the capital of the Company or any of its affiliated entities.

14.	This Memorandum is also based on the following assumptions:

(a)	purchasers and potential purchasers of tokens have and will at all times been made aware of the possibility, by or on behalf of the Company, that they may lose all their money which they exchange for tokens;

(b)	INX Tokens are not and will not be backed by any central bank or national or supra-national organisation nor any assets or credit and therefore, the value of INX Tokens would depend on the consensus of its value between relevant token holders or market participants; and

(c)	INX Tokens will not be redeemable at par.

Legal Analysis

15.	The Government of Gibraltar published in October 2017 the Financial Services (Distributed Ledger Technology Providers) Regulations 2017 (the “DLT Regulations”) that came into effect on 1 January 2018. The activity of undertaking a token sale does not generally fall within the scope of the DLT Regulations but this will depend on the manner in which the sale of tokens in structured and the characteristics of the token. The Gibraltar Financial Services Commission (the “FSC”) however has announced plans to create a complementary regulatory framework that covers the promotion and sale of tokens, aligned with the DLT Regulations (the “Complementary Framework”). It is not clear when the Complementary Framework will be created and implemented and what requirements it will impose on persons or entities wishing to undertake token sale activity or any promotional activity in connection therewith in or from within Gibraltar and, as such, we cannot opine on the applicability of the Complementary Framework to the Token Sales. In any event, token sales launched from Gibraltar will not be regulated until the Complementary Framework comes into force provided that they do not fall within the scope of any existing regulatory regime in Gibraltar.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

57/63 Line Wall Road P.O.Box 199 Gibraltar Telephone (+350) 20079000 Fax (+350) 20071966 E-mail info@hassans.gi www.gibraltarlaw.com

Contractual Relationship & Arrangements

16.	As a matter of Gibraltar law, limited companies are capable of creating and issuing tokens, debentures, instruments and/or securities. The terms, rights, entitlements and obligations which apply to such instruments or securities are to be determined by the issuing company and agreed to by any counterparties. There are a number of ways in which an issuing company can create terms applicable to a legal instrument it creates, such as in a form of instrument (or various documents), by including provisions in a company’s articles of association or by way of resolution.

17.	The INX Token would be such an instrument, with its applicable terms created by the Company. The relationship between the Company and INX Token holders will be a contractual relationship. Any rights granted to INX Token holders will be contractual rights and enforceable as such. The rights, entitlements and obligations of the token holders and the Company would be set out, agreed to and entered into by the parties when the tokens are acquired by the INX Token holders and as amended by agreement from time to time. The token purchase agreement, together with other legal instruments such as terms and conditions, would set out the specific legal rights and entitlements attaching to the INX Tokens.

Rights Upon Liquidation

18.	The Company has determined that INX Token holders shall be entitled to a payment from the assets of the Company upon a liquidation (the “Liquidation Payment”). In addition, the terms of issue of the INX Tokens shall also provide that token holders will rank as unsecured creditors of the company when a Company enters a liquidation process.

19.	The Liquidation Payment, and any other provisions relating to liquidation such as subordination, would be contractual rights and obligations. These rights would need to be agreed to, and created, between the parties. It is envisaged that these contractual terms will be contained in the token purchase agreement and/or separate contractual arrangements (such as terms and conditions) between the Company and INX Token holders. The Liquidation Payment would be a contractual claim to a certain payment amount in the event of a liquidation of the Company.

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

57/63 Line Wall Road P.O.Box 199 Gibraltar Telephone (+350) 20079000 Fax (+350) 20071966 E-mail info@hassans.gi www.gibraltarlaw.com

20.	The right to the Liquidation Payment does not create a loan between the Company and INX Token holders and does not lead to the determination that the INX Tokens should be characterised as debt. The Liquidation Payment does, however, create a contingent liability and obligation on the Company/liquidator to make a payment out of the Company’s assets to INX Token holders upon a liquidation of the Company.

21.	In relation to priority and subordination, the contractual arrangements and instruments between the parties would determine how they rank against claims from other creditors.

22.	The envisaged contractual arrangements between the Company and the INX Token holders set out a contractual basis for how any Liquidation Payment claims would rank against the claims and entitlements of other creditors of the Company and the Company’s shareholders. The contractual relationship created between INX and the token holders are drafted so that, in a liquidation event, INX Token holders will be unsecured creditors of the Company and would rank pari passu with all the other unsecured creditors of the Company.

Reservations and Qualifications

23.	We qualify the opinions expressed in this Memorandum by noting that we act for the Company in a limited capacity as set out in our engagement letter with the Company. In particular we have not advised and do not advise on non-Gibraltar issues, or on the commerciality of any transaction referred to in this letter, or on any accounting issues, or on the economics of the project or of any tokens issued.

24.	Our advice has not considered any legal, tax and regulatory treatment and analysis of the INX Tokens or the token sales outside Gibraltar.

25.	This Memorandum does not consider the requirements by INX Token holders to comply with the laws of Gibraltar or elsewhere.

26.	This Memorandum is given for your benefit solely in relation to the matters referred to herein and is limited to matters of law of Gibraltar as at the date hereof. Save in respect of any disclosure required by law or by any court of competent jurisdiction or any governmental or regulatory authority, this Memorandum is confidential and may not be transmitted or disclosed or made public in any way to any person other than the Company or used, quoted or relied upon by any parties for any purpose whatsoever without our prior written consent. This Memorandum may not be filed with any governmental agency or authority or quoted in any public document without, in any such case, our prior written consent, which will not be unreasonably withheld or delayed to the extent it is required by law to be so filed. It is also given on the basis that we have no obligation to notify of any change in Gibraltar law or its application after the date of this Memorandum.

Yours faithfully,

/s/  Hassans

Hassans

United States Securities and Exchange Commission

April 12, 2018

PRIVILEGED & CONFIDENTIAL

RIDER

Amendments to Draft Registration Statement

Attached.